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                                                                 File No: 69-352

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-3A-2

                      Statement by Holding Company Claiming
                 Exemption Under Rule U-3A-2 from the Provisions
                of the Public Utility Holding Company Act of 1935

                      For The Year Ended December 31, 1998

                              MCN ENERGY GROUP INC.

hereby files with the Securities and Exchange Commission (SEC), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (PUHCA of 1935), and submits the following information:

I. NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF

     MCN ENERGY GROUP INC.: MCN Energy Group Inc. (MCN or the Corporation) is a diversified energy holding company with markets and investments throughout North America and in Asia. MCN is organized under the laws of the state of Michigan and has its principal executive offices at 500 Griswold Street, Detroit, Michigan 48226. Except where otherwise indicated, the Corporation owns directly all of the outstanding common stock of MichCon Holdings, Inc., Citizens Gas Fuel Company (Citizens), Southern Missouri Gas Company (SMGC), MCN Investment Corporation (MCNIC) and various MCN financing companies. MCN's major business groups are Gas Distribution and Diversified Energy. Except where otherwise indicated, the companies set forth below are Michigan corporations located at 500 Griswold Street, Detroit, Michigan 48226.

                                GAS DISTRIBUTION

    MCN, through the following subsidiaries, operates the largest natural gas distribution and intrastate transmission system in Michigan and one of the largest in the United States.

     A.  MICHCON HOLDINGS, INC. is the holding company (formed on September 9,
1998) for Michigan Consolidated Gas Company (MichCon) and MichCon Enterprises, Inc. MichCon is a public utility engaged in the distribution and transmission of natural gas in the state of Michigan. MichCon was organized in 1898 and, with its predecessors, has been in business for nearly 150 years. MichCon serves 1.2 million residential, commercial and industrial customers in the Detroit, Grand Rapids, Ann Arbor, Traverse City and Muskegon metropolitan areas and in various other communities throughout the state of Michigan. MichCon conducts substantially all of its business in the state of Michigan and is subject to the jurisdiction of the Michigan Public Service Commission (MPSC) as to various phases of its operations, including gas sales rates, service, and accounting. MichCon Enterprises, Inc., ( A non-regulated affiliate) was formed on September 9, 1998 to engage in non-regulated activites.

    Except where otherwise indicated, the companies set forth below are wholly owned subsidiaries of MichCon.

    1. MichCon Power Company, Inc., formerly MichCon Guardian Corporation, was formed to participate in power generation projects. MichCon Power Company and DQE Energy Services intend to enter into a partnership to provide electricity, heating & cooling to the new Midfield terminal at the Detroit Metropolitan Airport.

    2. MichCon Development Corporation, through its various partnership arrangements, is engaged in the design, construction and management of Harbortown, a residential and small commercial development constructed along the Detroit River in Detroit, Michigan.

    3. Blue Lake Holdings, Inc. (Blue Lake), holds a 25% interest in Blue Lake Gas Storage Company, a partnership that has converted a depleted natural gas field in northern Michigan into a 46 Bcf natural gas storage field which it now operates.



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    4. MichCon Fuels Enterprises Company markets natural gas as a vehicular fuel and markets natural gas to residential and commercial customers through transportation pilot programs in Michigan. During the fourth quarter of 1998, Fuels Enterprises was transferred to MichCon Enterprises, Inc.

    5. MichCon Pipeline Company, through the subsidiaries below, is engaged in pipeline and gathering projects in Michigan.

       a.MichCon Gathering Company owns and operates the Antrim Expansion
         Pipeline.

       b.Saginaw Bay Pipeline Company is the 66% general partner in Saginaw Bay
         Area Limited Partnership, a partnership that operates a 126-mile pipeline which transports natural gas and natural gas liquids from reserves in east-central Michigan to natural gas processing plants in northern Michigan.

       c.Saginaw Bay Lateral Company is the 46% general partner in a partnership which owns and operates lateral pipelines interconnecting with the 126-mile pipeline previously described.

       d.Westside Pipeline Company invests in various pipeline and gathering assets in Michigan.

       e.Thunder Bay Gathering Company acquired a pipeline in December 1997, consisting of 44 miles of gathering lines situated in Alpena and Alcona Counties in northeast Michigan.

       f.MichCon Lateral Company was formed in 1997 to own, operate and construct natural gas pipelines and gathering systems in Michigan.

    6. Huron Pipeline Company was formed in 1996 to acquire an ownership interest in the ANR Link Pipeline, which transports natural gas to Canada through a pipeline owned by Niagara Gas Transmission Limited, a subsidiary of The Consumers Gas Co. Ltd.

       a.Huron Gas Services Company, formed in 1996, markets pipeline transportation services.

    7. Kalkaska Gas Storage Limited Partnership holds a 53.5% general partnership interest in the Cold Springs Gas Storage Limited Partnership in Kalkaska County, Michigan.

    Except where otherwise indicated, the companies set forth below are wholly owned subsidiaries of MichCon Enterprises, Inc.:

    1. MichCon HVAC 1 Company was formed on September 14, 1998 to participate in the acquisition of Flame Furnace Company. MichCon HVAC 1 company is a wholly owned subsidiary of MCN. The direct relationship with MCN was done in order to qualify for tax advantage treatment under the Internal Revenue Code. It is management's intent to transfer the stock of MichCon HVAC 1 Company to MichCon Enterprises, Inc. in 1999.

       a.Flame Furnace Company, is engaged in heating, ventilation and air conditioning activities.

    2. MichCon HVAC, L.L.C. was formed on December 14, 1998 and is a single member L.L.C. and it's purpose is to hold the assets of HVAC 2 Company. MichCon HVAC 2 Company is a wholly owned subsidiary of MCN. The direct relationship with MCN was done in order to qualify for tax advantage treatment under the Internal Revenue Code. It is management's intent to transfer the stock of MichCon HVAC 2 Company to MichCon Enterprises, Inc. in 1999.

       a.MichCon HVAC 2 Company was formed to participate in the asset acquisition of Kopke Heating & Cooling, Inc. and is engaged in heating, ventilation and air conditioning activities.

    3. MichCon HVAC 3 Company was formed on September 22, 1998 to participate in the asset acquisition of Tri-Masters Heating & Cooling, Inc. and is engaged in heating, ventilation and air conditioning activities.

       a.Tri-Masters Heating & Cooling, Inc. is engaged in heating, ventilation and air conditioning activities.

B. CITIZENS GAS FUEL COMPANY: Citizens is a public utility engaged in the distribution of natural gas. Citizens' was organized in 1951 and, with its predecessors, has been in business for more than 140 years. Citizens serves approximately 15,000 residential, commercial and industrial customers in and around Adrian, Michigan. Citizens' principal executive offices are located at 127 N. Main Street, Adrian, Michigan 49221. Citizens' conducts all of its business in the state of Michigan and its rates are set by the Adrian Gas Rate Commission. Other various phases of its operations are subject to the jurisdiction of the MPSC.

C. SOUTHERN MISSOURI GAS COMPANY: MCN owns a 47.5% interest in Southern Missouri Gas Company, L.P. (SMGC) which is a public utility engaged in the distribution of natural gas. SMGC was organized in 1996 and with its


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    predecessors, has been in business since 1995. SMGC serves approximately
    7,000 residential, commercial, and industrial customers in southern Missouri. The principal executive offices of SMGC are located at 301 East 17th Street, Mountain Grove, Missouri 65711. SMGC conducts all of its business in the state of Missouri. Its rates and other various phases of its operations are subject to the jurisdiction of the Missouri Public Service Commission.




                               DIVERSIFIED ENERGY

D. MCN INVESTMENT CORPORATION: Organized in 1986, MCNIC is the holding company for MCN's various diversified energy subsidiaries. MCNIC, through its subsidiaries and joint ventures, provides gathering, processing and transmission services, invests in electric generation and distribution facilities, engages in energy marketing activities, storage services, engages in gas and oil exploration, development and production, and is involved in other energy-related businesses. Except where otherwise indicated, the companies set forth below are wholly owned subsidiaries of MCNIC.

    Pipelines & Processing

        MCNIC's Pipelines & Processing businesses are involved in ventures that gather and transport natural gas from producing fields to processing plants and/or markets. This business also includes plants which process natural gas to remove CO2 and other impurities and recover natural gas liquids. Additionally this segment has an investment in a methanol production facility and other energy-related businesses.

    1. MCNIC Pipeline & Processing Company engages in pipeline and processing projects through the following subsidiaries and partnerships.
        a. MCNIC Offshore Pipeline & Processing Company holds a 33% interest in the Blue Dolphin System.
        b.          MCNIC Michigan Holdings, Inc.
                    i. MCNIC CSG Pipeline Company holds a 50% interest in Cardinal States Gathering.
                    ii. Bagley Processing Company (47% general partnership interest)
                    iii. Warner Treating Limited Liability Company (95%
                         interest)
                    iv. Terra-Westside Processing Company (85% interest) v.
                     v. ThunderBay Pipeline Company, L.L.C. (90% interest)
                        holds CO2 Processing Plants.
        c.          MCNIC East Coast Pipeline Company holds a 20% interest in
                    the 250 mile Portland Pipeline Project.
        d.          MCNIC Jonah Pipeline Company holds a 33% partnership
                    interest in Jonah Gas Gathering Company.
        e.          MCNIC Gulf Coast Gathering Company holds a 1% general
                    partnership interest in Copano Field Services, L.P.
        f. MCNIC Gulf Coast Limited, Inc. holds a 49% limited partnership interest in Copano Field Services, L.P., and a 90% limited partnership interest in CFS/Upper Gulf Coast, Copano Pipelines/Upper Gulf Coast, L.P., and CES/Upper Gulf Coast, L.P.
        g. MCNIC Mobile Bay Pipeline Company holds a 34.6% interest in Dauphin Island Gathering Partners.
        h. MCNIC Mobile Bay Processing Company holds a 42.8% interest in Mobile Bay Processing Partners.
        i. MCNIC South Texas Gathering Company holds a 1% general partnership interest in each of CFS/Copano Bay, L.P., CFS/South Texas, L.P. and CFS/Agua Dulce, L.P.
        j. MCNIC Upper Gulf Coast Pipeline & Processing Company holds a 1% interest in Copano Pipeline/ Upper Gulf Coast, L.P.
        k. MCNIC General Methanol Company holds a 1% general partnership interest in Lyondell Methanol Co. L.P.
        l. MCNIC Methanol Holdings Company holds a 24% limited partnership interest in Lyondell Methanol Co. L.P.
        m.          American Central Western Oklahoma Gas Company (40% interest)
        n.          Crown Asphalt Ridge, L.L.C. (75% interest)
        o.          Indiana Gathering, L.L.C. (69.5% interest)
        p. MCNIC East Texas Gathering Company holds a 39.9% limited partnership interest in American Central Eastern Texas Gas Company, L.P.
        q. MCNIC East Texas Pipeline & Processing Company holds a 0.1% general partnership interest in American Central Eastern Texas Gas Company, L.P.
        r. MCNIC CO2 Investment Company holds a 41.5% limited partnership interest in PSCO2, L.P., a CO2 pipeline project.
        s. MCNIC Permian Basin Company holds a 0.99% general partnership interest in PSCO2, L.P.
        t. MCNIC Rodeo Gathering Inc. holds a 25% interest in Keyes Helium Company, L.L.C.


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                    i. Keyes Helium Company, L.L.C. is a joint venture which
                    processes helium out of natural gas.
        u. Crown Asphalt Distribution, L.L.C. was formed to own and operate Asphalt Distribution & Processing Facilities.
        v. Bitter Creek, L.L.C. was formed to own and operate a gathering line in Campbell County.
        w. MCNIC Millennium Company was formed to participate in the Millenium Pipeline Project.
        x. MCNIC Vector Pipeline was formed to hold a limited partnership interest in Vector Pipeline, L.P., A Delaware Limited Partnership, which will construct, own and operate the Vector Pipeline Project.
        y. CRC Holdings, L.L.C. was formed as a holding company for the following companies:
                      i.   CRC No. 1 L.L.C.
                      ii.  CRC No. 2 L.L.C.
                      iii. CRC No. 3 L.L.C.
                      iv.  CRC No. 4 L.L.C.
                      v.   CRC No. 5 L.L.C.
                      vi.  CRC No. 6 L.L.C.

Electric Power

         MCNIC's Electric Power businesses pursue electric generation and distribution opportunities throughout North America and in Asia.

    2. MCNIC Power Company pursues domestic and international power generation related opportunities.

       a. CDC Ada, Inc. is a 49% limited partner in Ada Cogeneration Limited Partnership, which owns and operates a 30 megawatt (MW) natural gas-fueled cogeneration facility in western Michigan.

       b. MCNIC Ada GP, Inc. was formed in 1996 and holds a 1% general partnership interest in the Ada Cogeneration Limited Partnership.

       c. Ludington Cogeneration Co. is the 1% general partner in Michigan Power L.P., a joint venture that built and operates a 123 MW natural gas-fueled cogeneration plant in western Michigan.

       d. Ludington Cogeneration Holdings, Ltd. is a 49% limited partner in the 123 MW cogeneration plant mentioned above.

       e. Summit Computing, Inc., a Delaware corporation, holds a 99% limited partnership interest in Source Midland Limited Partnership. Source Midland Limited Partnership has an 23.1% general partnership interest in the Midland Cogeneration Venture Limited Partnership.

       f. Source Cogeneration Company, a Delaware corporation, holds a 1% general partnership interest in Source Midland Limited Partnership.

       g. Mobile Bay Energy, L.L.C. is constructing a 40 MW cogeneration facility in Alabama (50% interest).

       h. MCNIC Person GP, Inc. was formed to hold a 94% interest in Cobisa-Person Limited Partnership, a Delaware LP.

       i. South Norwalk Power Partners, L.L.C. was formed on March 2, 1998. The Michigan Limited Liability Company was formed to participate in power projects.

Energy Marketing

    MCNIC's Energy Marketing businesses pursue opportunities throughout the Midwest, Gulf Coast and Northeast regions of the United States and eastern Canada.

    3. CoEnergy Trading Company is engaged in the purchase and sale of natural gas to large-volume gas users and gas and electric utilities in Michigan, the Midwest, the eastern United States and Canada. CoEnergy Trading Company holds a 50% interest in the following:

       a. U.S. CoEnergy Services, a Wisconsin general partnership
       b. Torch CoEnergy, L.L.C.
       c. DTE-CoEnergy, L.L.C.


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    4. CoEnergy Canadian Holdings, Ltd., a New Brunswick corporation, was formed to market and sell natural gas in Canada and the northeastern United States.

    5. CoEnergy Supply Company engages in the purchase and sale of natural gas, a portion of which is produced by subsidiaries of MCNIC Oil & Gas Company.

    6. MCNIC Gas Storage Company engages in the storage of natural gas.

       a.South Romeo Gas Storage Company, a Michigan partnership in which MCNIC
         Gas Storage Company has a 50% interest, owns and operates the Washington 28 Gas Storage Field, a 10 Bcf storage field in southeastern Michigan which provides storage services to MCNIC's Energy Marketing and Electric Power operations. South Romeo Gas Storage Company holds a 33% interest in South Romeo Gas Storage Corporation.

       b.W-10 Holdings, Inc., holds a 40% interest in Washington 10 Storage
         Partnership, a partnership that is developing and will operate the Washington 10 Storage Field, a 42 Bcf storage field in southeastern Michigan. Washington 10 Storage Partnership owns Washington 10 Storage Corporation.

       c.The Orchards Golf Limited Partnership, a Michigan partnership in which MCNIC Gas Storage Company has a 50% interest, developed, owns and operates a residential community and golf course on 520 acres of land above the South Romeo gas storage field in southeastern Michigan.

Exploration & Production

   7. MCNIC Oil & Gas Company (MOG) is engaged in natural gas and oil exploration, development and production in the Midwest/Appalachia, Midcontinent/Gulf Coast and Western regions of the U.S. MCN is committed to the sale of its exploration and production properties and expects the sale to be completed in mid-1999. Accordingly, MOG has been accounted for as discontinued operations. The following companies are direct subsidiaries of MOG:
        a.          Appalachia Acquisition Properties, Inc.
        b.          Elmira Antrim Company
        c.          GeoTrend Exploration, Inc.
        d.          Green Oak Development Company
        e.          Green River Antrim Company
        f.          Gulf Coast Acquisition Properties, Inc.
        g.          Otsego Exploration Company, L.L.C.
        h. MCNIC Enhanced Production, Inc. has a 75% interest in Otsego EOR, L.L.C.
        i.          MCNIC Oil & Gas Midcontinent, Inc.
        j.          MCNIC Oil & Gas Canada, Inc. (a New Brunswick corporation)
        k.          MCNIC Oil & Gas Properties, Inc.
                    i. SEM, a 50% owned joint venture, was established to buy and sell E&P Properties.
        l. MCNIC Oil & Gas Reid Properties, Inc. (a Delaware corporation)
                    i. Appalachian Methane, Inc., a Delaware corporation, holds a 50% interest Buchanan Production Co., a Virginia general partnership.
                    ii. Appalachian Operators, Inc., (a Delaware corporation) holds a 50% interest in Buchanan Production Co., a Virginia general partnership.
                    iii.  MCNIC Oakwood Gathering, Inc. (a Delaware corporation)
        m.          MCNIC West Coast Company
        n.          Warner Antrim Company
        o.          MCNIC Oil & Gas CV Company
        p.          Michigan Acquisition Properties, Inc.
        q.          Midcontinent Acquisition Properties, Inc.
        r.          Pageant Corporation
        s.          Rockies Acquisition Properties, Inc.



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     Other

     8. MCNIC International Holdings and MCNIC-GP International Holdings, each of Grand Cayman, Cayman Islands, hold a 99% and 1% interest, respectively, in IG-ONE LTD of Port-Louis, Mauritius. IG-ONE LTD. has a 40 percent interest in Torrent Power Limited, a joint venture with Torrent Group of Ahmedabad, India. The joint venture is involved in the electric generation and distribution business in western India. IG -ONE LTD. also holds ownership interests in other power generation projects in India. In February 1998, MCN has agreed to sell its interest in TPL to Torrent Group of India.

     9. MCNIC Nepal Limited holds a 90% ownership interest in a 36 MW hydroelectric power project in Nepal.

    10. Colombia Holdings was formed to be the shareholder of MCNIC Colombia International, which had been expected to invest in an urea processing plant in Colombia.

    11. Bridgewater Holdings, Inc. holds a limited partnership interest in Bridgewater Place, a Grand Rapids, Michigan office building.

    12. Combustion Concepts, Inc. holds patents for the development of pressurized combustion technologies which provide increased fuel efficiency, heat uniformity and compactness of equipment.

Financing Companies

E. MCN MICHIGAN LIMITED PARTNERSHIP (MCN Michigan): MCN is the 1% general partner in MCN Michigan, a Michigan limited partnership. MCN Michigan exists for the sole purpose of issuing its limited partnership interests in the form of preferred securities and investing the gross proceeds thereof in MCN debt securities.

F. MCN FINANCING I: MCN is the sole owner of MCN Financing I, a Delaware Business Trust. MCN Financing I exists for the sole purpose of issuing preferred securities and investing the gross proceeds thereof in MCN debt securities.

G. MCN FINANCING II: MCN is the sole owner of MCN Financing II, a Delaware Business Trust. MCN Financing II exists for the sole purpose of issuing preferred securities and investing the gross proceeds thereof in MCN debt securities.

H. MCN FINANCING III: MCN is the sole owner of MCN Financing III, a Delaware Business Trust. MCN Financing III exists for the sole purpose of issuing preferred securities and investing the gross proceeds thereof in MCN debt securities.

I. MCN FINANCING IV: MCN is the sole owner of MCN Financing IV, a Delaware Business Trust. MCN Financing IV exists for the sole purpose of issuing preferred securities and investing the gross proceeds thereof in MCN debt securities.

J. MCN FINANCING V: MCN is the sole owner of MCN Financing V, a Delaware Business Trust. MCN Financing V exists for the sole purpose of issuing preferred securities and investing the gross proceeds thereof in MCN debt securities. During 1998, MCN Financing V redeemed all outstanding shares of the preferred securities.

K. MCN FINANCING VI: MCN is the sole owner of MCN Financing VI, a Delaware Business Trust. MCN Financing VI exists for the sole purpose of issuing preferred securities and investing the gross proceeds thereof in MCN debt securities.

II. PUBLIC UTILITY PROPERTIES

A. MichCon owns the following integrated distribution, transmission, production and storage properties and facilities, all of which properties are located in the state of Michigan.

        At December 31, 1998, MichCon's distribution system included 16,722 miles of distribution mains, 1,083,607 service lines and 1,202,722 active meters. MichCon owns 2,604 miles of transmission and production lines that deliver natural gas to the distribution districts and interconnect its storage fields with the sources of supply and the market areas. MichCon's compressor facilities related to transmission and production, have a total rated capacity of 28,500 horsepower and 2,285 horsepower, respectively. Properties relating to five underground natural gas storage fields with an aggregate working gas storage capacity of approximately 124 Bcf consist, principally of 374 gas storage wells (66 of which are observation wells), 113 miles of field lines, dehydration plants and compressor facilities with a total rated capacity of 71,200 horsepower. MichCon also owns district office


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    buildings, service buildings and gas receiving and metering stations. In
    January 1998, MichCon purchased its principal office building in Detroit, the Guardian Building, ending its long-term capital lease obligation. MichCon occupies its principal office building in Grand Rapids under a long-term lease. Portions of these buildings are subleased to affiliates and others.

B. Citizens owns the following properties, all of which are located in Michigan.

        At December 31, 1998, Citizens' distribution system included 424 miles of distribution mains, 16 miles of transmission lines, 13,917 service lines, and 15,259 active meters. Citizens owns all of its properties used in the conduct of the utility business including a two-story office building and a one-story service center.

C. SMGC owns the following properties, all of which are located in Missouri.

        At December 31, 1998, SMGC's distribution system included 317 miles of distribution mains, 8,492 service lines, and 6,720 active meters. SMGC owns 124 miles of transmission lines and metering stations which deliver natural gas to the various cities it serves. SMGC leases its office/service center.

III. PUBLIC UTILITY DISTRIBUTION AND PURCHASE OF NATURAL GAS

A. During the year ended December 31, 1998, MichCon distributed and purchased the following volumes of natural gas:

    1. 168,906,000 thousand cubic feet (Mcf) of natural gas was distributed at retail within the state of Michigan. Also, 140,050,533 Mcf of natural gas was distributed at retail under transportation contracts within the state of Michigan.

    2. No volumes of natural gas were distributed at retail outside the state of Michigan.

    3. No volumes of natural gas were distributed at wholesale outside the state of Michigan.

    4. 133,835,730 Mcf of natural gas was purchased from various suppliers outside of the state of Michigan. These volumes were transported by interstate pipeline suppliers to points of delivery within the state of Michigan.

B. During the year ended December 31, 1998, Citizens distributed and purchased the following volumes of natural gas:

    1. 2,886,000 Mcf of natural gas was distributed at retail within the state of Michigan and 159,000 Mcf of natural gas was distributed at retail under transportation contracts within the state of Michigan.

    2. No volumes of natural gas were distributed at retail outside the state of Michigan.

    3. No volumes of natural gas were distributed at wholesale outside the state of Michigan.

    4. No volumes of natural gas were purchased outside the state of Michigan.

C. During the year ended December 31, 1998, SMGC distributed and purchased the following volumes of natural gas:

    1. 814,000 Mcf of natural gas was distributed at retail within the state of Missouri and 219,000 Mcf of natural gas was distributed at retail under transportation contracts within the state of Missouri.

    2. No volumes of natural gas were distributed at retail outside the state of Missouri.

    3. No volumes of natural gas were distributed at wholesale outside the state of Missouri.

    4. 836,000 Mcf of natural gas was purchased from suppliers outside the state of Missouri. These volumes were transported by Williams Natural Gas Company to a point of delivery within the state of Missouri.


IV.  INTEREST IN EXEMPT WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES



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                           EXEMPT WHOLESALE GENERATORS

A.  COBISA-PERSON LIMITED PARTNERSHIP (CPPL)

    1. CPPL is a 140 MW gas-fired combustion power plant currently being developed and constructed in Bernalillo County, New Mexico.

    2. MCNIC Person GP, Inc. has a 94% pre-conversion sharing ratio and a 49% post-conversion sharing ratio of CPPL. MCNIC Power Company also has a 1% pre & post-conversion sharing ratio of CPPL. Conversion date is a function of adjusted after-tax cash flows of CPPL.

    3. As of December 31, 1998, MCN does not have an equity investment in CPPL.

    4. CPPL is currently financed with 100% project debt and had a loss of $9,144 for the year ending December 31, 1998.

    5. There are no service, sales or construction contracts between CPPL and MCN or an affiliate of MCN.


                            FOREIGN UTILITY COMPANIES

B.  BHOTE KOSHI POWER COMPANY PRIVATE LIMITED (BKPC)

    1. BKPC is a 36 MW hydroelectric power project currently being developed and constructed in the Sindhupalchok District of Nepal, at KHA 1-960 Kalimati, Tahachal Kathmandu, Nepal.

    2. Panda of Nepal owns 75% of the issued shares of Bhote Koshi Power Company Private Limited. Panda Bhote Koshi, a Cayman Islands exempted company, wholly-owns Panda of Nepal. MCNIC Nepal Limited owns 100% of the Class B Capital Stock of Panda Bhote Koshi (giving MCNIC Nepal a 90% ownership interest in Panda Bhote Koshi).

    3. As of December 31, 1998, MCN has a $7.2 million equity investment in BKPC.

    4. Capitalization and earnings information unavailable.

    5. There are no service, sales or construction contracts between BKPC and MCN or an affiliate of MCN.

C. TORRENT POWER LIMITED (TPL). In 1997, MCN, through a 100% owned subsidiary, IG-ONE Ltd. of Port Louis, Mauritius, acquired a 40% interest in TPL and as of December 31, 1998, MCN has a $121,200,000 equity investment in TPL. TPL, is a public company incorporated with liability under The Companies Act, India. TPL holds a minority interest in the following distribution and power generation facilities:

1.  The Surat Electricity Company

    a. Surat Electricity Company Limited (SECL) is an electricity distributing company that purchases power from the State of Gujarat Electricity Board and distributes it to the City of Surat, India. Power is received at eight receiving stations, with a transmission system consisting of approximately 512 kilometers of high tension mains and approximately 1,593 kilometers of low tension mains. SECL's principal business address is at Station Road Surat-395 003, India.

    b. TPL has a 43% interest in The Surat Electricity Company Limited.

    c. Capitalization and earnings information unavailable.

    d. There are no service, sales or construction contracts between SECL and MCN or an affiliate of MCN.

2.  Gujarat Torrent Energy Corporation Limited (GTEC)

    a. GTEC is a 655 MW gas/naptha power in Bharuch, India, which became fully operational in late 1998. GTEC's principal business address is at Ashram Road Ahmedabad-380 009, India.

    b. TPL owns approximately 42% of GTEC.

    c. Capitalization and earnings information unavailable.

    d. There are no service, sales or construction contracts between GTEC and MCN or an affiliate of MCN.

3.  The Ahmedabad Electricity Company Limited (AEC)

    a. AEC currently owns five generating plants in the State of Gujarat in India with a combined installed capacity of 550 megawatts. Of these plants, four are located at Sabarmati in Ahmedabad, Gujarat and consist of one 120 MW unit and three 110 MW coal-fired units. In addition, AEC owns a 100 MW combined cycle, gas/naptha fired plant at Vatwa, near Ahmedabad. AEC's transmission system consists of approximately 2,329 kilometers of high tension mains and approximately 7,585 kilometers of low tension mains. AEC's principal business address is at Bhadra Lal Darwaja Ahmedabad-380 001, India.

    b. TPL owns approximately 37% of AEC.

    c. Capitalization and earnings information unavailable.

    d. There are no service, sales or construction contracts between AEC and MCN or an affiliate of MCN.

                                    EXHIBITS

Exhibit A -  Attached hereto as Exhibit A are the unaudited Consolidating
             Statements of Operations for the year ended December 31, 1998 and Consolidating Statements of Financial Position as of December 31, 1998, for MCN Energy Group Inc., MichCon Holdings, MichCon, MCNIC, Gas Services Level, MCNIC Pipeline & Processing Company, CoEnery Trading, MCNIC Oil & Gas and MCN Financing Companies.

Exhibit B -  Attached hereto as Exhibit B is the unaudited Financial Data
             Schedule summarizing certain financial information for MCN Energy Group Inc.

Exhibit C -  Corporate Structure, Exempt Wholesale Generators and Foreign
             Utility Companies

             See Items IV.A.2., IV.B.2. and IV.C.

                                   SIGNATURES

    The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 1st day of March, 1999.

                                         MCN ENERGY GROUP INC.

                                         By: /s/ Gerard Kabzinski
                                             -------------------------
                                              Gerard Kabzinski
                                         Vice President and Controller


CORPORATE SEAL:

Attest:

    /s/ Daniel L. Schiffer
        Daniel L. Schiffer
Senior Vice President,
General Counsel and Secretary

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Daniel L. Schiffer
Senior Vice President,
General Counsel and Secretary

MCN Energy Group Inc.
500 Griswold Street
Detroit, Michigan  48226

                                    EXHIBIT B

                              MCN Energy Group Inc.
                             Financial Data Schedule

    This schedule contains MCN Energy Group Inc.'s summary financial information extracted from the consolidated balance sheet as of December 31, 1998, and the related statement of consolidated income for the year ended December 31, 1998, and is qualified in its entirety by reference to such financial statements.


                                                     1998
                                             MCN Energy Group Inc.
         Item No.       Caption Heading       Consolidated (000s)
            1       Total Assets                  $4,392,486
            2       Total Operating Revenue        1,880,194
            3       Net Income (Loss)               (278,955)

                              MCN ENERGY GROUP INC.
                      CONSOLIDATING STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                   (UNAUDITED)


                                                                                       MICHCON                            FINANCING
                                                                       MCN             HOLDINGS          CITIZENS         COMPANIES
                                                            ------------------------------------------------------------------------
 OPERATING REVENUES
 Gas sales                                                         $        -        $  824,111           $14,765          $      -
 Transportation                                                             -           145,234               259                 -
 Other                                                                      -            67,355                50                 -
                                                            ------------------------------------------------------------------------
                                                                            -         1,036,700            15,074                 -
                                                            ------------------------------------------------------------------------

 OPERATING EXPENSES
 Cost of gas                                                                -           454,236             7,854                 -
 Operation and maintenance                                            (14,434)          253,298             3,324                 1
 Depreciation, depletion and amortization                               2,314            92,942               832                 -
 Property and other taxes                                               1,205            55,448               499                 -
 Property write-downs and restructuring charges                         8,669            24,800                 -                 -
                                                            ------------------------------------------------------------------------

                                                                       (2,246)          880,724            12,509                 1
                                                            ------------------------------------------------------------------------

 OPERATING INCOME (LOSS)                                                2,246           155,976             2,565                (1)
                                                            ------------------------------------------------------------------------

 EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES               (273,143)            1,946                 -                 -
                                                            ------------------------------------------------------------------------

 OTHER INCOME AND (DEDUCTIONS)
 Interest income                                                          517             5,649                66            37,307
 Interest on long-term debt                                              (628)          (44,884)              (12)                -
 Other interest expense                                               (39,046)          (12,130)             (451)                -
 Dividends on preferred securities of subsidiaries                     36,595                 -                 -                 -
 Investment losses                                                     (8,500)                -                 -                 -
 Minority interest                                                          -             5,727                 -                 -
 Other                                                                   (319)             (232)                3                 -
                                                            ------------------------------------------------------------------------

                                                                      (11,381)          (45,870)             (394)           37,307
                                                            ------------------------------------------------------------------------
 INCOME (LOSS) FROM CONTINUING  OPERATIONS
    BEFORE INCOME TAXES                                              (282,278)          112,052             2,171            37,307
 INCOME TAX PROVISION (BENEFIT)                                        (3,323)           35,579               759                 -
                                                            ------------------------------------------------------------------------

 INCOME (LOSS) FROM CONTINUING  OPERATIONS                           (278,955)           76,473             1,412            37,307
 DISCONTINUED OPERATIONS, NET OF TAXES                                      -                 -                 -                 -
                                                            ------------------------------------------------------------------------

 NET INCOME (LOSS)                                                 $ (278,955)       $   76,473           $ 1,412          $ 37,307
                                                            ========================================================================


                                                                     MCNIC           ELIMINATIONS           MCN
                                                                     CONSOL.         AND RECLASSES         CONSOL.
                                                            ----------------------------------------------------------

OPERATING REVENUES
Gas Sales                                                          $ 815,433           $ (3,957)        $ 1,650,352
Transportation                                                        12,728             (6,531)            151,690
Other                                                                 14,163             (3,416)             78,152
                                                            ----------------------------------------------------------
                                                                     842,324            (13,904)          1,880,194
                                                            ----------------------------------------------------------
OPERATING EXPENSES
Cost of gas                                                          797,248             (8,523)          1,250,815
Operation and maintenance                                             65,153             (5,381)            301,961
Depreciation, depletion and amortization                               2,825                  1              98,914
Property and other taxes                                               2,346                  5              59,503
Property write-downs and restructuring charges                       141,872                  -             175,341
                                                            ----------------------------------------------------------
                                                                   1,009,444            (13,898)          1,886,534
                                                            ----------------------------------------------------------
OPERATING INCOME (LOSS)                                             (167,120)                (6)             (6,340)
                                                            ----------------------------------------------------------
EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES                 61,242            272,180              62,225
                                                            ----------------------------------------------------------

OTHER INCOME AND (DEDUCTIONS)
Interest income                                                        6,183            (39,256)             10,467
Interest on long-term debt                                           (15,118)                (1)            (60,643)
Other interest expense                                               (24,275)            57,096             (18,806)
Dividends on preferred securities of subsidiaries                          -            (54,208)            (17,613)
Investment losses                                                          -                  -              (8,500)
Minority interest                                                        265                  -               5,992
Other                                                                 12,385               (239)             11,598
                                                            ----------------------------------------------------------
                                                                     (20,560)           (36,608)            (77,505)
                                                            ----------------------------------------------------------
INCOME (LOSS) FROM CONTINUING  OPERATIONS
  BEFORE INCOME TAXES                                               (126,438)           235,566             (21,620)
INCOME TAX PROVISION (BENEFIT)                                       (48,444)               (27)            (15,456)
                                                            ----------------------------------------------------------
INCOME (LOSS) FROM CONTINUING  OPERATIONS                            (77,994)           235,593              (6,164)
DISCONTINUED OPERATIONS, NET OF TAXES                               (272,791)                 -            (272,791)
                                                            ----------------------------------------------------------
NET INCOME (LOSS)                                                 $ (350,785)         $ 235,593          $ (278,955)
                                                            ==========================================================

                              MCN ENERGY GROUP INC.
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITON
                                 (IN THOUSANDS)
                             AS OF DECEMBER 31, 1998
                                   (UNAUDITED)





                                                               MICHCON              FINANCING      MCNIC    ELIMINATIONS     MCN
                                                     MCN       HOLDINGS   CITIZENS  COMPANIES     CONSOL.   AND RECLASSES  CONSOL.
                                                 -----------------------------------------------------------------------------------
 ASSETS

 CURRENT ASSETS
 Cash and cash equivalents
      at cost (which approximates market value)  $    6,863  $    7,145   $     59  $       -  $     9,036  $     (6,064) $   17,039
 Accounts receivable                                  7,713     150,218      1,042          -      262,490       (14,500)    406,963
 Less: Allowance for doubtful accounts                    -       8,937         75          -          653             -       9,665
 Accrued unbilled revenues                                -      86,767      1,121          -            -             -      87,888
 Gas in inventory                                         -      56,969          -          -       92,828             -     149,797
 Property taxes assessed applicable to
      future periods                                    180      71,165         34          -        1,172             -      72,551
 Other                                                3,838      42,065        489      1,651       11,872       (17,443)     42,472
                                                 -----------------------------------------------------------------------------------

                                                     18,594     405,392      2,670      1,651      376,745       (38,007)    767,045
                                                 -----------------------------------------------------------------------------------

 DEFERRED CHARGES AND OTHER ASSETS
 Deferred income taxes                                3,305           -          -          -      128,807       (81,565)     50,547
 Investments in debt and equity securities                -      65,556          -          -        3,548           601      69,705
 Deferred swap losses and receivables                     -           -          -          -       63,147             -      63,147
 Deferred environmental costs                             -      28,169      2,604          -            -             -      30,773
 Prepaid benefit costs                                    -     113,879          -          -            -        (2,104)    111,775
 Other                                                5,876      58,491      3,044    526,100       26,870      (521,441)     98,940
                                                 -----------------------------------------------------------------------------------

                                                      9,181     266,095      5,648    526,100      222,372      (604,509)    424,887
                                                 -----------------------------------------------------------------------------------

 INVESTMENTS IN AND ADVANCES TO JOINT
      VENTURES AND SUBSIDIARIES                   1,589,114      19,282          -          -      782,471    (1,587,636)    803,231
                                                 -----------------------------------------------------------------------------------

 PROPERTY, PLANT AND EQUIPMENT, AT COST              21,161   2,892,227     24,313          -    1,103,716             -   4,041,417
 Less: Accumulated depreciation and depletion         6,825   1,398,142      9,184          -      229,944            (1)  1,644,094
                                                 -----------------------------------------------------------------------------------

                                                     14,336   1,494,085     15,129          -      873,772             1   2,397,323
                                                 -----------------------------------------------------------------------------------

                                                 $1,631,225  $2,184,854   $ 23,447  $ 527,751  $2,255,360   $ (2,230,151) $4,392,486
                                                 ===================================================================================

                              MCN ENERGY GROUP INC.
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITON
                                 (IN THOUSANDS)
                             AS OF DECEMBER 31, 1998
                                   (UNAUDITED)

                                                                   MICHCON            FINANCING     MCNIC   ELIMINATIONS       MCN
                                                      MCN          HOLDINGS  CITIZENS COMPANIES    CONSOL.  AND RECLASSES    CONSOL.
                                                     -------------------------------------------------------------------------------
 LIABILITIES AND CAPITALIZATION
 CURRENT LIABILITIES
 Accounts payable                                    $    1,812  $  100,001  $ 1,287  $      -  $  192,919  $   (17,602)  $  278,417
 Notes payable                                          260,000     221,885    5,970         -     137,762       (6,766)     618,851
 Current portion of long-term debt and capital
      lease obligations                                       -      58,288        -         -     211,433            -      269,721
 Federal income, property and other taxes payable         1,311      60,791      397         -      15,895            1       78,395
 Deferred gas cost recovery revenues                          -      14,980        -         -           -            -       14,980
 Gas Payable                                                  -      25,337        -         -      17,332            -       42,669
 Customer deposits                                            -      18,769       23         -           -           (1)      18,791
 Other                                                   17,693      66,931      925     1,651      25,276       (4,166)     108,310
                                                     -------------------------------------------------------------------------------

                                                        280,816     566,982    8,602     1,651     600,617      (28,534)   1,430,134
                                                     -------------------------------------------------------------------------------

 DEFERRED CREDITS AND OTHER LIABILITIES
 Deferred income taxes                                  (10,308)     88,622    1,756         -           -      (80,070)           -
 Unamortized investment tax credit                            -      29,784      272         -           -            -       30,056
 Tax benefits amortizable to customers                        -     130,120        -         -           -            -      130,120
 Deferred swap gains and payables                             -           -        -         -      62,956            -       62,956
 Accrued environmental costs                                  -      32,000    3,000         -           -            -       35,000
 Minority interest                                            -       8,201        -         -       2,697            -       10,898
 Other                                                  545,351      51,461    1,322         -      15,741     (538,436)      75,439
                                                     -------------------------------------------------------------------------------

                                                        535,043     340,188    6,350         -      81,394     (618,506)     344,469
                                                     -------------------------------------------------------------------------------

 CAPITALIZATION
 Long-term debt, including capital lease obligations          -     619,835        -         -     687,333            -    1,307,168
 Redeemable preferred securities of subsidiaries              -           -        -   502,203           -            -      502,203
 Common shareholders' equity                            815,366     657,849    8,495    23,897     886,016   (1,583,111)     808,512
                                                     -------------------------------------------------------------------------------

                                                        815,366   1,277,684    8,495   526,100   1,573,349   (1,583,111)   2,617,883
                                                     -------------------------------------------------------------------------------

                                                     $1,631,225  $2,184,854  $23,447  $527,751  $2,255,360  $(2,230,151)  $4,392,486
                                                     ===============================================================================

                             MICHCON HOLDINGS, INC.
                     CONSOLIDATING STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                  (UNAUDITED)

                                                                            MICHCON            MICHIGAN           MICHCON
                                                                            HOLDINGS          CONSOLIDATED       ENTERPRISES
                                                                       -------------------------------------------------------------
 OPERATING REVENUES
 Gas sales                                                             $               -  $        823,746   $           365
 Transportation                                                                        -           145,234                 -
 Other                                                                                 -            64,678             2,822
                                                                       -------------------------------------------------------------

                                                                                       -         1,033,658             3,187
                                                                       -------------------------------------------------------------

 OPERATING EXPENSES
 Cost of gas                                                                           -           451,529             2,852
 Operation and maintenance                                                             -           252,397               901
 Depreciation, depletion and amortization                                              -            92,883                59
 Property and other taxes                                                              -            55,438               (18)
 Property write-downs and restructuring charges                                        -            24,800                 -
                                                                       -------------------------------------------------------------

                                                                                       -           877,047             3,794
                                                                       -------------------------------------------------------------

 OPERATING INCOME (LOSS)                                                               -           156,611              (607)
                                                                       -------------------------------------------------------------

 EQUITY IN EARNINGS (LOSSES) OF JOINT VENTURES AND SUBSIDIARIES                   76,473             1,946                 -
                                                                       -------------------------------------------------------------

 OTHER INCOME AND (DEDUCTIONS)
 Interest income                                                                       -             5,688                 -
 Interest on long-term debt                                                            -           (44,884)                -
 Other interest expense                                                                -           (12,113)              (56)
 Minority interest                                                                     -             5,727                 -
 Other                                                                                 -              (182)              (77)
                                                                       -------------------------------------------------------------

                                                                                       -           (45,764)             (103)
                                                                       -------------------------------------------------------------
 INCOME (LOSS) FROM CONTINUING OPERATIONS
     BEFORE INCOME TAXES                                                          76,473           112,793              (740)
 INCOME TAX PROVISION (BENEFIT)                                                        -            35,817              (238)
                                                                       -------------------------------------------------------------

 NET INCOME (LOSS)                                                     $          76,473  $         76,976   $          (502)
                                                                       =============================================================

                                                                        ELIM. &              MICHCON HOLDINGS
                                                                        RECLASSES               CONSOLIDATED
                                                                       ---------------------------------------

 OPERATING REVENUES
 Gas sales                                                             $        -         $           824,111
 Transportation                                                                 -                     145,234
 Other                                                                       (145)                     67,355
                                                                       ---------------------------------------

                                                                             (145)                  1,036,700
                                                                       ---------------------------------------

 OPERATING EXPENSES
 Cost of gas                                                                 (145)                    454,236
 Operation and maintenance                                                      -                     253,298
 Depreciation, depletion and amortization                                       -                      92,942
 Property and other taxes                                                      28                      55,448
 Property write-downs and restructuring charges                                 -                      24,800
                                                                       ---------------------------------------

                                                                             (117)                    880,724
                                                                       ---------------------------------------

 OPERATING INCOME (LOSS)                                                      (28)                    155,976
                                                                       ---------------------------------------

 EQUITY IN EARNINGS (LOSSES) OF JOINT VENTURES AND SUBSIDIARIES           (76,473)                      1,946
                                                                       ---------------------------------------

 OTHER INCOME AND (DEDUCTIONS)
 Interest income                                                              (39)                      5,649
 Interest on long-term debt                                                     -                     (44,884)
 Other interest expense                                                        39                     (12,130)
 Minority interest                                                              -                       5,727
 Other                                                                         27                        (232)
                                                                       ---------------------------------------

                                                                               27                     (45,870)
                                                                       ---------------------------------------
 INCOME (LOSS) FROM CONTINUING OPERATIONS
     BEFORE INCOME TAXES                                                  (76,474)                    112,052
 INCOME TAX PROVISION (BENEFIT)                                                 -                      35,579
                                                                       ---------------------------------------

 NET INCOME (LOSS)                                                     $  (76,474)        $            76,473
                                                                       =======================================

                             MICHCON HOLDINGS, INC.
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                                 (IN THOUSANDS)
                             AS OF DECEMBER 31, 1998
                                   (UNAUDITED)


                                                      MICHCON           MICHIGAN          MICHCON
                                                      HOLDINGS        CONSOLIDATED      ENTERPRISES
                                                 ---------------------------------------------------------

 ASSETS

 CURRENT ASSETS
 Cash and cash equivalents
      at cost (which approximates market value           $       -       $     6,603          $    542
 Accounts receivable                                             -           151,746             2,436
 Less: Allowance for doubtful accounts                           -             8,928                 9
 Unbilled revenue                                                -            86,767                 -
 Gas in inventory                                                -            56,969                 -
 Property taxes assessed applicable to
      future periods                                             -            71,165
 Other                                                           -            30,169            11,896
                                                 ---------------------------------------------------------

                                                                 -           394,491            14,865
                                                 ---------------------------------------------------------

 DEFERRED CHARGES AND OTHER ASSETS
 Investment in debt and equity securities                        -            65,556                 -
 Deferred environmental costs                                    -            28,169                 -
 Prepaid benefit costs                                           -           113,879                 -
 Other                                                           -            59,007                 1
                                                 ---------------------------------------------------------

                                                                 -           266,611                 1
                                                 ---------------------------------------------------------

 INVESTMENTS IN AND ADVANCES TO JOINT
      VENTURES AND SUBSIDIARIES                            652,497            19,343               (61)
                                                 ---------------------------------------------------------

 PROPERTY, PLANT AND EQUIPMENT, AT COST                          -         2,889,020             3,207
 Less: Accumulated depreciation and depletion                    -         1,396,940             1,202
                                                 ---------------------------------------------------------

                                                                 -         1,492,080             2,005
                                                 ---------------------------------------------------------

                                                         $ 652,497       $ 2,172,525          $ 16,810
                                                ==========================================================





                                                  ELIMINATIONS       MICHCON HOLDINGS
                                                  AND RECLASSES           CONSOL.
                                                 ----------------------------------------

 ASSETS
 CURRENT ASSETS
 Cash and cash equivalents
      at cost (which approximates market value         $        -            $     7,145
 Accounts receivable                                       (3,964)               150,218
 Less: Allowance for doubtful accounts                          -                  8,937
 Unbilled revenue                                               -                 86,767
 Gas in inventory                                               -                 56,969
 Property taxes assessed applicable to
      future periods                                            -                 71,165
 Other                                                          -                 42,065
                                                 ----------------------------------------

                                                           (3,964)               405,392
                                                 ----------------------------------------

 DEFERRED CHARGES AND OTHER ASSETS
 Investment in debt and equity securities                       -                 65,556
 Deferred environmental costs                                   -                 28,169
 Prepaid benefit costs                                          -                113,879
 Other                                                       (517)                58,491
                                                 ----------------------------------------

                                                             (517)               266,095
                                                 ----------------------------------------

 INVESTMENTS IN AND ADVANCES TO JOINT
      VENTURES AND SUBSIDIARIES                          (652,497)                19,282
                                                 ----------------------------------------

 PROPERTY, PLANT AND EQUIPMENT, AT COST                         -              2,892,227
 Less: Accumulated depreciation and depletion                   -              1,398,142
                                                 ----------------------------------------

                                                                -              1,494,085
                                                 ----------------------------------------

                                                       $ (656,978)           $ 2,184,854
                                                 ========================================

                             MICHCON HOLDINGS, INC.
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                                 (IN THOUSANDS)
                             AS OF DECEMBER 31, 1998
                                   (UNAUDITED)


                                                                                 MICHCON           MICHIGAN          MICHCON
                                                                                 HOLDINGS        CONSOLIDATED      ENTERPRISES
                                                                       --------------------------------------------------------
 LIABILITIES AND CAPITALIZATION

 CURRENT LIABILITIES
 Accounts payable                                                                    $ -          $ 98,891           $ 1,842
 Notes payable                                                                         -           221,169             4,019
 Current portion of long-term debt and capital lease
      obligations                                                                      -            58,288                 -
 Federal income, property and other taxes payable                                      -            61,059              (267)
 Deferred gas cost recovery revenues                                                                14,980
 Gas payable                                                                                        25,337
 Customer deposits                                                                                  18,769
 Other                                                                                 -            67,222               (21)
                                                                       --------------------------------------------------------

                                                                                       -           565,715             5,573
                                                                       --------------------------------------------------------

 DEFERRED CREDITS AND OTHER LIABILITIES
 Deferred income taxes                                                                 -            88,567                55
 Unamortized investment tax credit                                                                  29,784
 Deferred swap gains and payables                                                      -           130,120                 -
 Accrued environmental costs                                                                        32,000
 Minority interest                                                                     -             8,201                 -
 Other                                                                                 -            51,460                 -
                                                                       --------------------------------------------------------

                                                                                       -           340,132                55
                                                                       --------------------------------------------------------

 CAPITALIZATION
 Long-term debt, including capital lease obligations                                   -           619,835                 -
 Common shareholders' equity                                                     652,497           646,843            11,182
                                                                       --------------------------------------------------------

                                                                                 652,497         1,266,678            11,182
                                                                       --------------------------------------------------------

                                                                               $ 652,497       $ 2,172,525          $ 16,810
                                                                       ========================================================

                                                                               ELIMINATIONS    MICHCON HOLDINGS
                                                                               AND RECLASSES     CONSOLIDATED
                                                                       -------------------------------------------
 LIABILITIES AND CAPITALIZATION

 CURRENT LIABILITIES
 Accounts payable                                                             $     (732)        $ 100,001
 Notes payable                                                                    (3,303)          221,885
 Current portion of long-term debt and capital lease
      obligations                                                                      -            58,288
 Federal income, property and other taxes payable                                     (1)           60,791
 Deferred gas cost recovery revenues                                                   -            14,980
 Gas payable                                                                           -            25,337
 Customer deposits                                                                     -            18,769
 Other                                                                              (270)           66,931
                                                                       --------------------------------------

                                                                                  (4,306)          566,982
                                                                       --------------------------------------

 DEFERRED CREDITS AND OTHER LIABILITIES
 Deferred income taxes                                                                 -            88,622
 Unamortized investment tax credit                                                     -            29,784
 Deferred swap gains and payables                                                      -           130,120
 Accrued environmental costs                                                           -            32,000
 Minority interest                                                                     -             8,201
 Other                                                                                 1            51,461
                                                                       --------------------------------------

                                                                                       1           340,188
                                                                       --------------------------------------

 CAPITALIZATION
 Long-term debt, including capital lease obligations                                   -           619,835
 Common shareholders' equity                                                    (652,673)          657,849
                                                                       --------------------------------------

                                                                                (652,673)        1,277,684
                                                                       --------------------------------------

                                                                              $ (656,978)      $ 2,184,854
                                                                       ======================================


                        MICHIGAN CONSOLIDATED GAS COMPANY
                      CONSOLIDATING STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                   (UNAUDITED)



                                                                              MICHCON             FUELS
                                                             MICHCON         DEVELOPMENT        ENTERPRISES
                                                   --------------------------------------------------------
 OPERATING REVENUES
 Gas sales                                         $         824,566       $         -       $         -
 Transportation                                              117,726                 -                 -
 Other                                                        50,001                 -                 -
                                                   -----------------------------------------------------

                                                             992,293                 -                 -
                                                   -----------------------------------------------------

 OPERATING EXPENSES
 Cost of gas                                                 453,255                 -                 -
 Operation and maintenance                                   233,623                 -                 -
 Depreciation, depletion and amortization                     86,928                 -                 -
 Property and other taxes                                     51,288                (7)                6
 Property write-downs and restructuring charges                    -                 -                 -
                                                   -----------------------------------------------------

                                                             825,094                (7)                6
                                                   -----------------------------------------------------

 OPERATING INCOME (LOSS)                                     167,199                 7                (6)
                                                   -----------------------------------------------------

 EQUITY IN EARNINGS (LOSSES) OF JOINT
     VENTURES AND SUBSIDIARIES                                (1,701)             (336)                -
                                                   -----------------------------------------------------

 OTHER INCOME AND (DEDUCTIONS)
 Interest income                                               5,692               378                 4
 Interest on long-term debt                                  (43,954)                -                 -
 Other interest expense                                      (12,641)                -               (47)
 Minority interest                                                 -                 -                 -
 Other                                                          (566)              (87)             (496)
                                                   -----------------------------------------------------

                                                             (51,459)              291              (539)
                                                   -----------------------------------------------------
 INCOME (LOSS) FROM CONTINUING OPERATIONS
     BEFORE INCOME TAXES                                     114,039               (38)             (545)
 INCOME TAX PROVISION (BENEFIT)                               37,063               (13)             (191)
                                                   -----------------------------------------------------

 NET INCOME (LOSS)                                 $          76,976       $       (25)      $      (354)
                                                   =====================================================


                                                    MICHCON          BLUE LAKE          ELIM. &           MICHCON
                                                    PIPELINE        HOLDING CO.        RECLASSES        CONSOLIDATED
                                                   --------------------------------------------------------------------
 OPERATING REVENUES
 Gas sales                                         $             162           $     -       $      (982)     $   823,746
 Transportation                                               28,571                 -            (1,063)         145,234
 Other                                                        14,677                 -                 -           64,678
                                                   ----------------------------------------------------------------------

                                                              43,410                 -            (2,045)       1,033,658
                                                   ----------------------------------------------------------------------

 OPERATING EXPENSES
 Cost of gas                                                       -                 -            (1,726)         451,529
 Operation and maintenance                                    18,503                 -               271          252,397
 Depreciation, depletion and amortization                      5,955                 -                 -           92,883
 Property and other taxes                                      1,219                 -             2,932           55,438
 Property write-downs and restructuring charges               24,800                 -                 -           24,800
                                                   ----------------------------------------------------------------------

                                                              50,477                 -             1,477          877,047
                                                   ----------------------------------------------------------------------

 OPERATING INCOME (LOSS)                                      (7,067)                -            (3,522)         156,611
                                                   ----------------------------------------------------------------------

 EQUITY IN EARNINGS (LOSSES) OF JOINT
     VENTURES AND SUBSIDIARIES                                     -             2,281             1,702            1,946
                                                   ----------------------------------------------------------------------

 OTHER INCOME AND (DEDUCTIONS)
 Interest income                                                 757                 -            (1,143)           5,688
 Interest on long-term debt                                   (3,137)                -             2,207          (44,884)
 Other interest expense                                         (564)                -             1,139          (12,113)
 Minority interest                                             5,726                 -                 1            5,727
 Other                                                           (37)                -               994             (182)
                                                   ----------------------------------------------------------------------

                                                               2,745                 -             3,198          (45,764)
                                                   ----------------------------------------------------------------------
 INCOME (LOSS) FROM CONTINUING OPERATIONS
     BEFORE INCOME TAXES                                      (4,322)            2,281             1,378          112,793
 INCOME TAX PROVISION (BENEFIT)                               (1,556)              798              (284)          35,817
                                                   ----------------------------------------------------------------------

 NET INCOME (LOSS)                                 $          (2,766)          $ 1,483        $   $1,662         $ 76,976
                                                   ======================================================================



                        MICHIGAN CONSOLIDATED GAS COMPANY
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                                 (IN THOUSANDS)
                             AS OF DECEMBER 31, 1998
                                   (UNAUDITED)

                                                                                              MICHCON           MICHCON
                                                                            MICHCON         DEVELOPMENT         PIPELINE
                                                                       --------------------------------------------------------
 ASSETS

 CURRENT ASSETS
 Cash and cash equivalents
      at cost (which approximates market value)                              $     2,299          $     36         $   4,263
 Accounts receivable                                                             150,440               866            17,173
Less:  Allowance for doubtful accounts                                             8,928                 -                 -
 Unbilled revenue                                                                 86,767                 -                 -
 Gas in inventory                                                                 56,969                 -                 -
 Property taxes assessed applicable to
      future periods                                                              71,165                 -                 -
 Other                                                                            26,537                 3               473
                                                                       --------------------------------------------------------

                                                                                 385,249               905            21,909
                                                                       --------------------------------------------------------

 DEFERRED CHARGES AND OTHER ASSETS
 Investment in debt and equity securities                                              -                 -                 -
 Deferred environmental costs                                                          -                 -                 -
 Prepaid benefit costs                                                                 -                 -                 -
 Other                                                                           375,228               270               654
                                                                       --------------------------------------------------------

                                                                                 375,228               270               654
                                                                       --------------------------------------------------------

 INVESTMENTS IN AND ADVANCES TO JOINT
      VENTURES AND SUBSIDIARIES                                                   48,407            10,522                 -
                                                                       --------------------------------------------------------

 PROPERTY, PLANT AND EQUIPMENT, AT COST                                        2,787,305             1,933           124,582
 Less: Accumulated depreciation and depletion                                  1,373,543               116            48,081
                                                                       --------------------------------------------------------

                                                                               1,413,762             1,817            76,501
                                                                       --------------------------------------------------------

                                                                             $ 2,222,646          $ 13,514          $ 99,064
                                                                       ========================================================



                                                                          BLUE LAKE       ELIMINATIONS         MICHCON
                                                                         HOLDING CO.     AND RECLASSES       CONSOLIDATED
                                                                      ---------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents
     at cost (which approximates market value)                          $     5         $        -         $     6,603
Accounts receivable                                                           -            (16,733)            151,746
Less: Allowance for doubtful accounts                                         -                  -               8,928
Unbilled revenue                                                              -                  -              86,767
Gas in inventory                                                              -                  -              56,969
Property taxes assessed applicable to
     future periods                                                           -                  -              71,165
Other                                                                         -              3,156              30,169
                                                                      -------------------------------------------------

                                                                              5            (13,577)            394,491
                                                                      -------------------------------------------------

DEFERRED CHARGES AND OTHER ASSETS
Investment in debt and equity securities                                      -             65,556              65,556
Deferred environmental costs                                                  -             28,169              28,169
Prepaid benefit costs                                                         -            113,879             113,879
Other                                                                       117           (317,262)             59,007
                                                                      -------------------------------------------------

                                                                            117           (109,658)            266,611
                                                                      -------------------------------------------------

INVESTMENTS IN AND ADVANCES TO JOINT
     VENTURES AND SUBSIDIARIES                                            8,821            (48,407)             19,343
                                                                      -------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT, AT COST                                        -            (24,800)          2,889,020
Less: Accumulated depreciation and depletion                                  -            (24,800)          1,396,940
                                                                      -------------------------------------------------

                                                                              -                  -           1,492,080
                                                                      -------------------------------------------------

                                                                        $ 8,943         $ (171,642)        $ 2,172,525
                                                                      =================================================

                        MICHIGAN CONSOLIDATED GAS COMPANY
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                                 (IN THOUSANDS)
                             AS OF DECEMBER 31, 1998
                                   (UNAUDITED)

                                                                                              MICHCON           MICHCON
                                                                            MICHCON         DEVELOPMENT         PIPELINE
                                                                       ---------------------------------------------------------
 LIABILITIES AND CAPITALIZATION

 CURRENT LIABILITIES
 Accounts payable                                                           $    102,683         $       5          $  9,770
 Notes payable                                                                   228,506                 -             2,673
 Current portion of long-term debt and capital lease
      obligations                                                                 50,928                 -             7,360
 Federal income, property and other taxes payable                                 59,525               409               890
 Other                                                                           109,175                 -            (3,083)
                                                                       ---------------------------------------------------------

                                                                                 550,817               414            17,610
                                                                       ---------------------------------------------------------

 DEFERRED CREDITS AND OTHER LIABILITIES
 Accumulated deferred income taxes                                               332,664             2,222             6,041
 Unamortized investment tax credit                                                29,784                 -                 -
 Tax benefits amortizable to customers                                                 -                 -                 -
 Deferred swap gains and payables                                                      -                 -                 -
 Accrued environmental costs                                                           -                 -                 -
 Minority interest                                                                     -                 -             8,201
 Other                                                                            78,623               670                 -
                                                                       ---------------------------------------------------------

                                                                                 441,071             2,892            14,242
                                                                       ---------------------------------------------------------

 CAPITALIZATION
 Long-term debt, including capital lease obligations                             583,915                 -            35,920
 Common shareholders' equity                                                     646,843            10,208            31,292
                                                                       ---------------------------------------------------------

                                                                               1,230,757            10,208            67,212
                                                                       ---------------------------------------------------------

                                                                             $ 2,222,646          $ 13,514          $ 99,064
                                                                       =========================================================

                                                                         BLUE LAKE         ELIMINATIONS            MICHCON
                                                                        HOLDING CO.        AND RECLASSES         CONSOLIDATED
                                                                       ----------------------------------------------------------
 LIABILITIES AND CAPITALIZATION

 CURRENT LIABILITIES
 Accounts payable                                                             $   318         $  (13,885)            $    98,891
 Notes payable                                                                      -            (10,010)                221,169
 Current portion of long-term debt and capital lease
      obligations                                                                   -                  -                  58,288
 Federal income, property and other taxes payable                                 235                  -                  61,059
 Other                                                                              -             20,216                 126,308
                                                                       ----------------------------------------------------------

                                                                                  553             (3,679)                565,715
                                                                       ----------------------------------------------------------

 DEFERRED CREDITS AND OTHER LIABILITIES
 Accumulated deferred income taxes                                              1,483           (253,843)                 88,567
 Unamortized investment tax credit                                                  -                  -                  29,784
 Tax benefits amortizable to customers                                              -            130,120                 130,120
 Deferred swap gains and payables                                                   -                  -                       -
 Accrued environmental costs                                                        -             32,000                  32,000
 Minority interest                                                                  -                  -                   8,201
 Other                                                                              -            <27,833>                 51,460
                                                                       ----------------------------------------------------------

                                                                                1,483           (119,556)                340,132
                                                                       ----------------------------------------------------------

 CAPITALIZATION
 Long-term debt, including capital lease obligations                                -                  -                 619,835
 Common shareholders' equity                                                    6,907            (48,407)                646,843
                                                                       ----------------------------------------------------------

                                                                                6,907            (48,407)              1,266,678
                                                                       ----------------------------------------------------------

                                                                              $ 8,943         $ (171,642)            $ 2,172,525
                                                                       ==========================================================

                              MCN ENERGY GROUP INC.
                           MCN INVESTMENT CORPORATION
                      CONSOLIDATING STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                   (UNAUDITED)

                                                                                                 COMBUSTION
                                                                MCNIC          BRIDGEWATER        CONCEPTS
                                                          -------------------------------------------------
 OPERATING REVENUES
 Gas and oil sales                                           $        -         $       -        $        -
 Transportation                                                       -                 -                 -
 Other                                                                -                 -                 -
                                                          -------------------------------------------------

                                                                      -                 -                 -
                                                          -------------------------------------------------

 OPERATING EXPENSES
 Cost of gas                                                          -                 -                 -
 Operation and maintenance                                       19,111                 1                 1
 Depreciation, depletion and amortization                          (317)                -                 -
 Property and other taxes                                           889                 -                 -
 Property write-downs and restructuring charges                   1,721                 -                 -
                                                           -------------------------------------------------

                                                                 21,404                 1                 1
                                                          -------------------------------------------------

 OPERATING INCOME (LOSS)                                        (21,404)               (1)               (1)
                                                          -------------------------------------------------

 EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES         (309,849)                -                 -
                                                          -------------------------------------------------

 OTHER INCOME AND (DEDUCTIONS)
 Interest income                                                 52,584                 -                 -
 Interest on long-term debt                                     (49,452)                -                 -
 Other interest expense                                         (47,738)                -                 -
 Minority interest                                                    -                 -                 -
 Other                                                            1,318                 -                (8)
                                                          -------------------------------------------------

                                                                (43,288)                -                (8)
                                                          -------------------------------------------------

 INCOME (LOSS) FROM CONTINUING OPERATIONS
     BEFORE INCOME TAXES                                       (374,541)               (1)               (9)
 INCOME TAX PROVISION (BENEFIT)                                 (23,756)                4               (12)
                                                          -------------------------------------------------

 INCOME (LOSS) FROM CONTINUING OPERATIONS                      (350,785)               (5)                3
 DISCONTINUED OPERATIONS, NET OF TAXES                                -                 -                 -
                                                          -------------------------------------------------

 NET INCOME (LOSS)                                           $ (350,785)        $      (5)       $        3
                                                          =================================================

                                                                TOTAL
                                                                 GAS      ELIMINATIONS          MCNIC
                                                              SERVICES    AND RECLASSES        CONSOL.
                                                          -------------------------------------------------

 OPERATING REVENUES
 Gas and oil sales                                           $  914,050         $ (98,617)       $  815,433
 Transportation                                                  12,728                 -            12,728
 Other                                                           14,163                 -            14,163
                                                          -------------------------------------------------

                                                                940,941           (98,617)          842,324
                                                          -------------------------------------------------

 OPERATING EXPENSES
 Cost of gas                                                    797,248                 -           797,248
 Operation and maintenance                                       84,266           (38,226)           65,153
 Depreciation, depletion and amortization                         3,142                 -             2,825
 Property and other taxes                                         1,458                (1)            2,346
 UNUSUAL CHARGES                                                140,151                 -           141,872
                                                          -------------------------------------------------

                                                              1,026,265           (38,227)        1,009,444
                                                          -------------------------------------------------

 OPERATING INCOME (LOSS)                                        (85,324)          (60,390)         (167,120)
                                                          -------------------------------------------------

 EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES           61,242           309,849            61,242
                                                          -------------------------------------------------

 OTHER INCOME AND (DEDUCTIONS)
 Interest income                                                  3,620           (50,021)            6,183
 Interest on long-term debt                                       4,860            29,474           (15,118)
 Other interest expense                                         (26,988)           50,451           (24,275)
 Minority interest                                                  265                 -               265
 Other                                                           11,343              (268)           12,385
                                                          -------------------------------------------------

                                                                 (6,900)           29,636           (20,560)
                                                          -------------------------------------------------

 INCOME (LOSS) FROM CONTINUING OPERATIONS
     BEFORE INCOME TAXES                                        (30,982)          279,095          (126,438)
 INCOME TAX PROVISION (BENEFIT)                                 (24,678)               (2)          (48,444)
                                                          -------------------------------------------------

 INCOME (LOSS) FROM CONTINUING OPERATIONS                        (6,304)          279,097           (77,994)
 DISCONTINUED OPERATIONS, NET OF TAXES                         (272,791)                -          (272,791)
                                                          -------------------------------------------------

 NET INCOME (LOSS)                                           $ (279,095)        $ 279,097        $ (350,785)
                                                          =================================================

                              MCN ENERGY GROUP INC.
                           MCN INVESTMENT CORPORATION
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                                 (IN THOUSANDS)
                             AS OF DECEMBER 31, 1998
                                   (UNAUDITED)


                                                                                              COMBUSTION
                                                             MCNIC      BRIDGEWATER            CONCEPTS
                                                       -------------------------------------------------
 ASSETS

 CURRENT ASSETS
 Cash and cash equivalents
      at cost (which approximates market value)        $   797,250      $          9         $        22
 Accounts receivable                                        16,561                 -                   -
 Less: Allowance for doubtful accounts                           -                 -                   -
 Gas in inventory                                                -                 -                   -
 Property taxes assessed applicable to
      future periods                                             -                 5                   -
 Other                                                       4,758                 -                   -
                                                       -------------------------------------------------

                                                           818,569                14                  22
                                                       -------------------------------------------------

 DEFERRED CHARGES AND OTHER ASSETS
 Deferred income taxes                                           -                 -                   -
 Investment in debt and equity securities                        -                 -                   -
 Deferred swap losses and receivables                            -                 -                   -
 Other                                                      26,763                79                  67
                                                       -------------------------------------------------

                                                            26,763                79                  67
                                                       -------------------------------------------------

 INVESTMENTS IN AND ADVANCES TO JOINT
      VENTURES AND SUBSIDIARIES                          1,111,735                 -                   -
                                                       -------------------------------------------------

 PROPERTY, PLANT AND EQUIPMENT, AT COST                      1,533               984                   -
 Less: Accumulated depreciation and depletion                   79                 -                   -
                                                       -------------------------------------------------

                                                             1,454               984                   -
                                                       -------------------------------------------------

                                                       $ 1,958,521      $      1,077         $        89
                                                       =================================================


                                                          TOTAL
                                                           GAS           ELIMINATIONS           MCNIC
                                                        SERVICES        AND RECLASSES          CONSOL.
                                                       -------------------------------------------------
 ASSETS

 CURRENT ASSETS
 Cash and cash equivalents
      at cost (which approximates market value)        $    33,936      $   (822,181)        $     9,036
 Accounts receivable                                       273,831           (27,902)            262,490
 Less: Allowance for doubtful accounts                         653                 -                 653
 Gas in inventory                                           92,828                 -              92,828
 Property taxes assessed applicable to
      future periods                                         1,167                 -               1,172
 Other                                                      (6,415)           13,529              11,872
                                                       -------------------------------------------------

                                                           394,694          (836,554)            376,745
                                                       -------------------------------------------------

 DEFERRED CHARGES AND OTHER ASSETS
 Deferred income taxes                                           -           128,807             128,807
 Investment in debt and equity securities                    1,764             1,784               3,548
 Deferred swap losses and receivables                       51,023            12,124              63,147
 Other                                                     118,044          (118,083)             26,870
                                                       -------------------------------------------------

                                                           170,831            24,632             222,372
                                                       -------------------------------------------------

 INVESTMENTS IN AND ADVANCES TO JOINT
      VENTURES AND SUBSIDIARIES                            777,756        (1,107,020)            782,471
                                                       -------------------------------------------------

 PROPERTY, PLANT AND EQUIPMENT, AT COST                  1,101,198                 1           1,103,716
 Less: Accumulated depreciation and depletion              229,865                 -             229,944
                                                       -------------------------------------------------

                                                           871,333                 1             873,772
                                                       -------------------------------------------------

                                                       $ 2,214,614      $ (1,918,941)        $ 2,255,360
                                                       =================================================

                              MCN ENERGY GROUP INC.
                           MCN INVESTMENT CORPORATION
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                                 (IN THOUSANDS)
                             AS OF DECEMBER 31, 1998
                                   (UNAUDITED)


                                                                                               COMBUSTION
                                                               MCNIC         BRIDGEWATER        CONCEPTS
                                                           -----------------------------------------------
 LIABILITIES AND CAPITALIZATION

 CURRENT LIABILITIES
 Accounts payable                                          $     7,747      $           4      $         1
 Notes payable                                                 119,123                  -                -
 Current portion of long-term debt and capital lease
      obligations                                              210,000                  -                -
 Federal income, property and other taxes payable                3,098               (186)              26
 Gas Payable                                                         -                  -                -
 Other                                                          21,289                  -                -
                                                           -----------------------------------------------

                                                               361,257               (182)              27
                                                           -----------------------------------------------

 DEFERRED CREDITS AND OTHER LIABILITIES
 Deferred income taxes                                           2,647                214               (5)
 Deferred swap gains and payables                                    -                  -                -
 Minority interest                                                   -                  -                -
 Other                                                           7,687                  -               41
                                                           -----------------------------------------------

                                                                10,334                214               36
                                                           -----------------------------------------------

 CAPITALIZATION
 Long-term debt, including capital lease obligations           684,337                  -                -
 Common shareholders' equity                                   902,593              1,045               26
                                                           -----------------------------------------------

                                                             1,586,930              1,045               26
                                                           -----------------------------------------------

                                                           $ 1,958,521      $       1,077     $         89
                                                           ===============================================


                                                              TOTAL
                                                               GAS           ELIMINATIONS        MCNIC
                                                            SERVICES         AND RECLASSES      CONSOL.
                                                           -----------------------------------------------
 LIABILITIES AND CAPITALIZATION

 CURRENT LIABILITIES
 Accounts payable                                          $   219,650       $    (34,483)    $    192,919
 Notes payable                                                 814,360           (795,721)         137,762
 Current portion of long-term debt and capital lease
      obligations                                                1,433                  -          211,433
 Federal income, property and other taxes payable               12,957                  -           15,895
 Gas Payable                                                    17,332                  -           17,332
 Other                                                           7,147             (3,160)          25,276
                                                           -----------------------------------------------

                                                             1,072,879           (833,364)         600,617
                                                           -----------------------------------------------

 DEFERRED CREDITS AND OTHER LIABILITIES
 Deferred income taxes                                         (28,799)            25,943                -
 Deferred swap gains and payables                               62,956                  -           62,956
 Minority interest                                               2,697                  -            2,697
 Other                                                          12,495             (4,482)          15,741
                                                           -----------------------------------------------

                                                                49,349             21,461           81,394
                                                           -----------------------------------------------

 CAPITALIZATION
 Long-term debt, including capital lease obligations             2,996                  -          687,333
 Common shareholders' equity                                 1,089,390         (1,107,038)         886,016
                                                           -----------------------------------------------

                                                             1,092,386         (1,107,038)       1,573,349
                                                           -----------------------------------------------

                                                           $ 2,214,614       $ (1,918,941)    $  2,255,360
                                                           ===============================================

                              MCN ENERGY GROUP INC.
                                  GAS SERVICES
                      CONSOLIDATING STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                   (UNAUDITED)

                                                                          CONSOLIDATED                    MCNIC       CONSOLIDATED
                                                            COENERGY        COENERGY        COENERGY       GAS            MCNIC
                                                            CANADIAN         TRADING         SUPPLY    STORAGE CO.      POWER CO.
                                                           -----------------------------------------------------------------------
 OPERATING REVENUES
 Gas and oil sales                                         $         -   $     792,529      $  72,438  $         4   $     49,079
 Transportation                                                      -               -              -            -              -
 Other                                                               -           2,358              -        5,280         (1,948)
                                                           ----------------------------------------------------------------------

                                                                     -         794,887         72,438        5,284         47,131
                                                           ----------------------------------------------------------------------

 OPERATING EXPENSES
 Cost of gas                                                         -         769,219         64,607            4         44,711
 Operation and maintenance                                          98          27,607              -        3,936          2,164
 Depreciation, depletion and amortization                            -           1,229              -            -              8
 Property and other taxes                                            1             269             69            -            136
 Property write-downs and restructuring charges                      -               -              -            -              -
                                                           ----------------------------------------------------------------------

                                                                    99         798,324         64,676        3,940         47,019
                                                           ----------------------------------------------------------------------

 OPERATING INCOME (LOSS)                                           (99)         (3,437)         7,762        1,344            112
                                                           ----------------------------------------------------------------------

 EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES               -             886              -        1,812         22,394
                                                           ----------------------------------------------------------------------

 OTHER INCOME AND (DEDUCTIONS)
 Interest income                                                    64             687            160          765            107
 Interest on long-term debt                                          -               -              -            -              -
 Other interest expense                                              -          (5,348)          (181)        (196)        (1,832)
 Investment losses                                                   -               -              -            -              -
 Minority interest                                                   -               -              -            -              -
 Other                                                              (3)          6,014              -         (220)         5,036
                                                           ----------------------------------------------------------------------

                                                                    61           1,353            (21)         349          3,311
                                                           ----------------------------------------------------------------------

 INCOME (LOSS) FROM CONTINUING OPERATIONS
      BEFORE INCOME TAXES                                          (38)         (1,198)         7,741        3,505         25,817
 INCOME TAX PROVISION (BENEFIT)                                    (22)           (382)         2,709        1,229          8,873
                                                           ----------------------------------------------------------------------

 INCOME (LOSS) FROM CONTINUING OPERATIONS                          (16)           (816)         5,032        2,276         16,944
 DISCONTINUED OPERATIONS, NET OF TAXES                               -               -              -            -              -
                                                           ----------------------------------------------------------------------
 NET INCOME (LOSS)                                         $       (16)  $        (816)     $   5,032  $     2,276   $     16,944
                                                           ======================================================================

                                                                                          CONSOLIDATED
                                                                                              MCNIC
                                                           CONSOLIDATED   CONSOLIDATED     PIPELINE &                      TOTAL
                                                              INT'L       DISCONTINUED     PROCESSING     ELIMINATIONS      GAS
                                                             SERVICES    E&P OPERATIONS       GROUP       AND RECLASSES   SERVICES
                                                           ------------------------------------------------------------------------
 OPERATING REVENUES
 Gas and oil sales                                         $         -   $     200,265     $         -   $    (200,265)  $ 914,050
 Transportation                                                      -               -          12,728               -      12,728
 Other                                                               -           6,837           8,473          (6,837)     14,163
                                                           -----------------------------------------------------------------------

                                                                     -         207,102          21,201        (207,102)    940,941
                                                           -----------------------------------------------------------------------

 OPERATING EXPENSES
 Cost of gas                                                         -               -          12,045         (93,338)    797,248
 Operation and maintenance                                       2,464          87,454          15,051         (54,508)     84,266
 Depreciation, depletion and amortization                          200          80,576           1,705         (80,576)      3,142
 Property and other taxes                                            -          10,050             983         (10,050)      1,458
 Property write-downs and restructuring charges                  2,469         416,977         137,681        (416,976)    140,151
                                                           -----------------------------------------------------------------------

                                                                 5,133         595,057         167,465        (655,448)  1,026,265
                                                           -----------------------------------------------------------------------

 OPERATING INCOME (LOSS)                                        (5,133)       (387,955)       (146,264)        448,346     (85,324)
                                                           -----------------------------------------------------------------------

 EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES           6,152               -          29,987              11      61,242
                                                           -----------------------------------------------------------------------

 OTHER INCOME AND (DEDUCTIONS)
 Interest income                                                   837             426           1,001            (427)      3,620
 Interest on long-term debt                                      1,515         (13,677)          3,346          13,676       4,860
 Other interest expense                                         (1,704)        (37,381)        (17,727)         37,381     (26,988)
 Investment losses                                                   -          (6,135)              -           6,135           -
 Minority interest                                                   -               -             265               -         265
 Other                                                               -             566             260            (310)     11,343
                                                           -----------------------------------------------------------------------

                                                                   648         (56,201)        (12,855)         56,310      (6,900)
                                                           -----------------------------------------------------------------------

 INCOME (LOSS) FROM CONTINUING OPERATIONS
      BEFORE INCOME TAXES                                        1,667        (444,157)       (129,132)        504,812     (30,982)
 INCOME TAX PROVISION (BENEFIT)                                   (660)       (171,365)        (46,892)        181,832     (24,678)
                                                           -----------------------------------------------------------------------

 INCOME (LOSS) FROM CONTINUING OPERATIONS                        2,327        (272,791)        (82,240)        322,982      (6,304)
 DISCONTINUED OPERATIONS, NET OF TAXES                               -        (272,791)              -               -    (272,791)
                                                           -----------------------------------------------------------------------
 NET INCOME (LOSS)                                         $     2,327   $           -       $ (82,240)       $ 49,924   $(279,095)
                                                           =======================================================================

                             MCN ENERGY GROUP INC.
                                  GAS SERVICES
                 CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                                 (IN THOUSANDS)
                            AS OF DECEMBER 31, 1998
                                  (UNAUDITED)


                                                                            CONSOLIDATED                  MCNIC     CONSOLIDATED
                                                                COENERGY      COENERGY     COENERGY        GAS          MCNIC
                                                                CANADIAN       TRADING     SUPPLY CO.   STORAGE CO.    POWER CO.
                                                            ------------------------------------------------------------------------
 ASSETS

 CURRENT ASSETS
 Cash and temporary cash investments
      at cost (which approximates market value)                   $ 1,729        $ 4,068          $ 20           $ 26         $ 599
 Accounts receivable                                                    -        138,441        13,976         42,791        16,266
 Less: Allowance for doubtful account                                   -            653             -              -             -
 Gas in inventory                                                       -         91,144             -              -         1,684
 Property taxes assessed applicable to future periods                   -              -             -              -             -
 Other                                                                  -        (12,461)            -             40           114
                                                            ------------------------------------------------------------------------

                                                                    1,729        220,539        13,996         42,857        18,663
                                                            ------------------------------------------------------------------------

 DEFERRED CHARGES AND OTHER ASSETS
 Deferred income taxes                                                  -              -             -              -             -
 Investment in debt and equity securities                               -             42             -          1,250           472
 Deferred swap losses and receivables                                   -         51,023             -              -             -
 Other                                                                  -         12,736             -          1,451        19,299
                                                            ------------------------------------------------------------------------

                                                                        -         63,801             -          2,701        19,771
                                                            ------------------------------------------------------------------------

 INVESTMENTS IN AND ADVANCES TO JOINT
      VENTURES AND SUBSIDIARIES                                         -          2,325             -         19,710       115,627
                                                            ------------------------------------------------------------------------

 PROPERTY, PLANT AND EQUIPMENT, AT COST                                 -          3,781             -             19         3,865
 Less: Accumulated depreciation and depletion                           -          1,454             -              1            45
                                                            ------------------------------------------------------------------------

                                                                        -          2,327             -             18         3,820
                                                            ------------------------------------------------------------------------

                                                                  $ 1,729      $ 288,992      $ 13,996       $ 65,286     $ 157,881
                                                            ========================================================================


                                                                                            CONSOLIDATED
                                                                                               MCNIC
                                                             CONSOLIDATED    CONSOLIDATED    PIPELINE &                       TOTAL
                                                                 INT'L       DISCONTINUED    PROCESSING    ELIMINATIONS        GAS
                                                               SERVICES     E&P OPERATIONS     GROUP      AND RECLASSES     SERVICES
                                                            ------------------------------------------------------------------------
 ASSETS

 CURRENT ASSETS
 Cash and temporary cash investments
      at cost (which approximates market value)                  $ 20         $ 30,493         $ (544)       $ (2,475)     $ 33,936
 Accounts receivable                                                -           71,799          8,961         (18,403)      273,831
 Less: Allowance for doubtful account                               -                -              -               -           653
 Gas in inventory                                                   -                -              -               -        92,828
 Property taxes assessed applicable to future periods               -                -          1,167               -         1,167
 Other                                                            816              736          4,338               2        (6,415)
                                                            ------------------------------------------------------------------------

                                                                  836          103,028         13,922         (20,876)      394,694
                                                            ------------------------------------------------------------------------

 DEFERRED CHARGES AND OTHER ASSETS
 Deferred income taxes                                              -                -              -               -             -
 Investment in debt and equity securities                           -                -              -               -         1,764
 Deferred swap losses and receivables                               -                -              -               -        51,023
 Other                                                          8,577           72,618          1,808           1,555       118,044
                                                            ------------------------------------------------------------------------

                                                                8,577           72,618          1,807           1,555       170,831
                                                            ------------------------------------------------------------------------

 INVESTMENTS IN AND ADVANCES TO JOINT
      VENTURES AND SUBSIDIARIES                               136,541                3        503,548               2       777,756
                                                            ------------------------------------------------------------------------

 PROPERTY, PLANT AND EQUIPMENT, AT COST                         4,781        1,040,047         48,707              (2)    1,101,198
 Less: Accumulated depreciation and depletion                     200          224,795          3,371              (1)      229,865
                                                            ------------------------------------------------------------------------

                                                                4,581          815,252         45,336              (1)      871,333
                                                            ------------------------------------------------------------------------

                                                            $ 150,535        $ 990,901      $ 564,614       $ (19,320)  $ 2,214,614
                                                            ========================================================================

                              MCN ENERGY GROUP INC.
                                  GAS SERVICES
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                                 (IN THOUSANDS)
                             AS OF DECEMBER 31, 1998
                                   (UNAUDITED)

                                                                             CONSOLIDATED                   MCNIC      CONSOLIDATED
                                                                COENERGY      COENERGY      COENERGY        GAS          MCNIC
                                                                CANADIAN       TRADING       SUPPLY      STORAGE CO.    POWER CO.
                                                            ------------------------------------------------------------------------
 LIABILITIES AND CAPITALIZATION
 CURRENT LIABILITIES
 Accounts payable                                                 $ 1,320      $  83,083      $ 9,077       $ 18,679      $ 10,999
 Notes payable                                                          -         56,606         4,216          3,875        43,888
 Current portion of long-term debt and capital lease
      obligations                                                       -              -             -              -             -
 Federal income, property and other taxes
      payable                                                        (126)         1,457           117          1,131         3,729
 Gas payable                                                            -         17,332             -              -             -
 Other                                                                  8            461            14             20            40
                                                            ------------------------------------------------------------------------

                                                                    1,202        158,939        13,424         23,705        58,656
                                                            ------------------------------------------------------------------------
 DEFERRED CREDITS AND OTHER LIABILITIES
 Accumulated deferred income taxes                                      -            654             -          1,464         8,044
 Deferred swap gains and payables                                       -              -             -              -             -
 Minority interest                                                      -         62,956             -              -             -
 Other                                                                  -          4,921             -          3,097         1,977
                                                            ------------------------------------------------------------------------

                                                                        -         68,531             -          4,561        10,021
                                                            ------------------------------------------------------------------------
 CAPITALIZATION
 Long-term debt, including capital lease obligations                    -              -             -            788         1,200
 Common shareholders' equity                                          527         61,522           572         36,232        88,004
                                                            ------------------------------------------------------------------------

                                                                      527         61,522           572         37,020        89,204
                                                            ------------------------------------------------------------------------

                                                                  $ 1,729      $ 288,992      $ 13,996       $ 65,286     $ 157,881
                                                            ========================================================================

                                                                                            CONSOLIDATED
                                                                                                MCNIC
                                                              CONSOLIDATED   CONSOLIDATED     PIPELINE &                      TOTAL
                                                                INT'L        DISCONTINUED    PROCESSING    ELIMINATIONS       GAS
                                                               SERVICES     E&P OPERATIONS      GROUP      AND RECLASSES    SERVICES
                                                            ------------------------------------------------------------------------
 LIABILITIES AND CAPITALIZATION
 CURRENT LIABILITIES
 Accounts payable                                                 $ 640        $ 86,951      $ 28,223       $ (19,322)    $ 219,650
 Notes payable                                                   26,011         368,836       310,929              (1)      814,360
 Current portion of long-term debt and capital lease
      obligations                                                     -           1,433             -               -         1,433
 Federal income, property and other taxes
      payable                                                       204           6,301           144               -        12,957
 Gas payable                                                          -               -             -               -        17,332
 Other                                                              140           2,908         3,553               3         7,147
                                                            ------------------------------------------------------------------------

                                                                 26,995         466,429       342,849         (19,320)    1,072,879
                                                            ------------------------------------------------------------------------
 DEFERRED CREDITS AND OTHER LIABILITIES
 Accumulated deferred income taxes                                    -         (28,872)      (10,089)              -       (28,799)
 Deferred swap gains and payables                                     -               -             -               -        62,956
 Minority interest                                                    -               -         2,697               -         2,697
 Other                                                                -           2,500             -               -        12,495
                                                            ------------------------------------------------------------------------

                                                                      -         (26,372)       (7,392)              -        49,349
                                                            ------------------------------------------------------------------------
 CAPITALIZATION
 Long-term debt, including capital lease obligations                  -             929            79               -         2,996
 Common shareholders' equity                                    123,540         549,915       229,078               -     1,089,390
                                                            ------------------------------------------------------------------------

                                                                123,540         550,844       229,157               -     1,092,386
                                                            ------------------------------------------------------------------------

                                                              $ 150,535       $ 990,901     $ 564,614       $ (19,320)   $2,214,614
                                                            ========================================================================

                             MCN ENERGY GROUP INC.
                      MCNIC PIPELINE & PROCESSING COMPANY
                     CONSOLIDATING STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                  (UNAUDITED)


                                           PIPELINE &              OFFSHORE
                                           PROCESSING              PIPELINE   MICHIGAN  MOBILE BAY                          MCNIC
                                            COMPANY      JONAH     AND PROC.  HOLDINGS   PIPELINE   INDIANA    METHANOL     RODEO
                                             PARENT    PIPELINE    COMPANY      INC.     COMPANY    GATHERING  COMPANIES  GATHERING
                                           -----------------------------------------------------------------------------------------
 OPERATING REVENUES
 Gas sales                                  $      -      $    -      $   -     $    -      $    -      $   -     $    -      $   -
 Transportation                               12,080           -          -        438           -        210          -          -
 Other                                            13           -          -      7,946           -        120          -          -
                                           -----------------------------------------------------------------------------------------

                                              12,093           -          -      8,384           -        330          -          -
                                           -----------------------------------------------------------------------------------------

 OPERATING EXPENSES
 Cost of gas                                  12,038           -          -          8           -          -          -          -
 Operation and maintenance                     3,484           -          -      2,243         (43)       184          -          -
 Depreciation, depletion and amortization        141           5          -      1,403          78         61          9          -
 Property and other taxes                          3           -         26        431         185         10          -          -
 Property write-downs and
   restructuring charges                     137,681           -          -          -           -          -          -          -
                                           -----------------------------------------------------------------------------------------

                                             153,347           5         26      4,085         220        255          9          -
                                           -----------------------------------------------------------------------------------------

 OPERATING INCOME                           (141,254)         (5)       (26)     4,299        (220)        75         (9)         -
                                           -----------------------------------------------------------------------------------------

 EQUITY IN EARNINGS OF JOINT VENTURES
 AND SUBSIDIARIES                             15,551       1,890        170      5,708       5,591          -      2,743        562
                                           -----------------------------------------------------------------------------------------

 OTHER INCOME AND (DEDUCTIONS)
 Interest income                               5,616           -          -         41           -          -          -          -
 Interest on long-term debt                    3,096           -          -          -         250          -          -          -
 Other interest expense                      (17,718)          -        (10)    (1,562)     (3,094)         -          -          -
 Other                                           240           -          -       (169)          -          -          -          -
                                           -----------------------------------------------------------------------------------------

                                              (8,766)          -        (10)    (1,690)     (2,844)         -          -          -
                                           -----------------------------------------------------------------------------------------

 INCOME BEFORE INCOME TAXES                 (134,469)      1,885        134      8,317       2,527         75      2,734        562
 INCOME TAX PROVISION (BENEFIT)              (52,229)        660         47      3,097         748          -        957        227
                                           -----------------------------------------------------------------------------------------

 NET INCOME (LOSS)                         $ (82,240)    $ 1,225       $ 87    $ 5,220     $ 1,779       $ 75    $ 1,777      $ 335
                                           =========================================================================================



                                                                                                  AMERICAN
                                                                                MCNIC     PSCO2    CENTRAL     MOBILE
                                           EAST COAST               MCNIC       VECTOR    PETRO-   EASTERN    BAY PROC   COAL FINES
                                           PIPELINE   COPANO/KCS  MILLENNIUM   COMPANY   SOURCE)    TEXAS      COMPANY      CONSOL
                                           -----------------------------------------------------------------------------------------
OPERATING REVENUES
Gas sales                                   $     -     $     -      $   -      $   -      $    -    $     -       $  -    $      -
Transportation                                    -           -          -          -           -          -          -           -
Other                                             -           -          -          -           -          -          -         394
                                           -----------------------------------------------------------------------------------------

                                                  -           -          -          -           -          -          -         394
                                           -----------------------------------------------------------------------------------------

OPERATING EXPENSES
Cost of gas                                       -           -          -          -           -          -          -           -
Operation and maintenance                         -           -          -          -           -          -          -       9,182
Depreciation, depletion and amortization          -           6          -          -           -          -          -           3
Property and other taxes                          -           -          -          -           -          -          -         328
Property write-downs and
  restructuring charges                           -           -          -          -           -          -          -           -
                                           -----------------------------------------------------------------------------------------

                                                  -           6          -          -           -          -          -       9,513
                                           -----------------------------------------------------------------------------------------

OPERATING INCOME                                  -          (6)         -          -           -          -          -      (9,119)
                                           -----------------------------------------------------------------------------------------

EQUITY IN EARNINGS OF JOINT VENTURES
AND SUBSIDIARIES                              2,477       1,877        243        214       1,136      6,215         69           -
                                           -----------------------------------------------------------------------------------------

OTHER INCOME AND (DEDUCTIONS)
Interest income                                   -           -          -          -           -          -          -           -
Interest on long-term debt                        -           -          -          -           -          -          -           -
Other interest expense                            -           -          -          -           -          -          -           -
Other                                             -           -          -          -           -          -         19         457
                                           -----------------------------------------------------------------------------------------

                                                  -           -          -          -           -          -         19         457
                                           -----------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES                    2,477       1,871        243        214       1,136      6,215         88      (8,662)
INCOME TAX PROVISION (BENEFIT)                    1         655          -          -         398      2,175         31      (3,659)
                                           -----------------------------------------------------------------------------------------

NET INCOME (LOSS)                           $ 2,476     $ 1,216      $ 243      $ 214      $  738    $ 4,040      $  57    $ (5,003)
                                           =========================================================================================









                                           PIPELINE &    PIPELINE &
                                           PROCESSING    PROCESSING
                                            COMPANY       COMPANY
                                          ELIMINATIONS    CONSOL.
                                          -------------------------
 OPERATING REVENUES
 Gas sales                                $      -    $       -
 Transportation                                  -       12,728
Other                                            -        8,473
                                          -------------------------

                                                 -       21,201
                                         --------------------------
 OPERATING EXPENSE:
 Cost of gas                                    (1)      12,045
 Operation and maintenance                       1       15,051
 Depreciation, depletion and amortization       (1)       1,705
 Property and other taxes                        -          983
 Property write-downs and
   restructuring charges                         -      137,681
                                         --------------------------

                                                (1)     167,264
                                         --------------------------

 OPERATING INCOME                                1     (146,264)
                                         --------------------------

 EQUITY IN EARNINGS OF JOINT VENTURES
 AND SUBSIDIARIES                          (14,459)      29,987
                                         --------------------------

 OTHER INCOME AND (DEDUCTIONS)
 Interest income                            (4,656)       1,001
 Interest on long-term debt                      -        3,346
 Other interest expense                      4,657      (17,727)
 Other                                         (22)         525
                                         --------------------------

                                               (21)     (12,855)
                                         --------------------------

 INCOME BEFORE INCOME TAXES                (14,479)    (129,132)
 INCOME TAX PROVISION (BENEFIT)                  -      (46,892)
                                         --------------------------

 NET INCOME (LOSS)                        $(14,479)   $ (82,240)
                                         ==========================

                              MCN ENERGY GROUP INC.
                       MCNIC PIPELINE & PROCESSING COMPANY
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                                 (IN THOUSANDS)
                             AS OF DECEMBER 31, 1998
                                   (UNAUDITED)


                                                PIPELINE &              OFFSHORE
                                                PROCESSING              PIPELINE   MICHIGAN MOBILE BAY                        MCNIC
                                                 COMPANY      JONAH     AND PROC.  HOLDINGS  PIPELINE  INDIANA   METHANOL     RODEO
                                                 PARENT      PIPELINE   COMPANY      INC.    COMPANY   GATHERING COMPANIES GATHERING
                                                ------------------------------------------------------------------------------------
 ASSETS

 CURRENT ASSETS
 Cash and temporary cash investments
      at cost (which approximates market value) $   93,110    $      -  $    -     $   739   $      -  $      -  $      -  $      -
 Accounts receivable, net                            3,248         394       -       2,792      1,566       230         -         -
 Property taxes assessed applicable to
      future periods                                     -           -       -           -          -         -         -         -
 Other                                               1,168           -      14       3,541         36         -         -         -
                                                -----------------------------------------------------------------------------------

                                                    97,526         394      14       7,072      1,602       230         -         -
                                                -----------------------------------------------------------------------------------

 DEFERRED CHARGES AND OTHER ASSETS
 Investment in debt and equity securities                -           -       -           -          -         -         -         -
 Other                                                 268           -     115         304        332         -       200         -
                                                -----------------------------------------------------------------------------------

                                                       268           -     115         304        332         -       200         -
                                                -----------------------------------------------------------------------------------

 INVESTMENTS IN AND ADVANCES TO JOINT
      VENTURES AND SUBSIDIARIES                    515,504      11,855   9,133      66,742     91,495         -    53,811     5,990
                                                -----------------------------------------------------------------------------------

 PROPERTY, PLANT AND EQUIPMENT, AT COST            (99,321)        151       -      32,322      3,828     1,223       256         -
 Less: Accumulated depreciation and depletion          158           9       -       3,128        (37)       83        15         -
                                                -----------------------------------------------------------------------------------

                                                   (99,479)        142       -      29,194      3,865     1,140       241         -
                                                -----------------------------------------------------------------------------------

                                                $  513,819    $ 12,391  $9,262     $103,312  $ 97,294  $  1,370  $ 54,252  $  5,990
                                                ===================================================================================




                                                                                                        AMERICAN
                                                                                     MCNIC    PSCO2     CENTRAL  MOBILE
                                                EAST COAST    COPANO/   MCNIC        VECTOR   PETRO-    EASTERN  BAY PROC COAL FINES
                                                PIPELINE        KCS   MILLENNIUM    COMPANY   SOURCE)   TEXAS    CMPANY     CONSOL
                                                ------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and temporary cash investments
     at cost (which approximates market value)  $        -    $      -  $    -     $      -  $      -  $      -  $      -  $     (8)
Accounts receivable, net                                 -           -       -            -         -         -         -       894
Property taxes assessed applicable to
     future periods                                      -           -       -            -         -         -         -       340
Other                                                    -           -       -            -         -         -         -       905
                                                -----------------------------------------------------------------------------------

                                                         -           -       -            -         -         -         -     2,131
                                                -----------------------------------------------------------------------------------

DEFERRED CHARGES AND OTHER ASSETS
Investment in debt and equity securities                 -           -       -            -         -         -         -         -
Other                                                    -           5       -            -         -         -      (100)      684
                                                -----------------------------------------------------------------------------------

                                                         -           5       -            -         -         -      (100)      684
                                                -----------------------------------------------------------------------------------

INVESTMENTS IN AND ADVANCES TO JOINT
     VENTURES AND SUBSIDIARIES                      24,458      43,963   2,701        8,067    25,068    66,327    37,695         -
                                                -----------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT, AT COST                  28         189       5            1       610         -     1,146   108,269
Less: Accumulated depreciation and depletion             -          11       -            -         -         -         -         3
                                                -----------------------------------------------------------------------------------

                                                        28         178       5            1       610         -     1,146   108,266
                                                -----------------------------------------------------------------------------------

                                                $   24,486    $ 44,146 $ 2,706     $  8,068  $ 25,678  $ 66,327   $38,741  $111,081
                                                ===================================================================================


                                                  PIPELINE &   PIPELINE &
                                                 PROCESSING    PROCESSING
                                                  COMPANY       COMPANY
                                                ELIMINATICONS   CONSOL.
                                                --------------------------
ASSETS

CURRENT ASSETS
Cash and temporary cash investments
     at cost (which approximates market value)  $  (94,385)   $   (544)
Accounts receivable                                   (163)      8,961
Property taxes assessed applicable to
     future periods                                    827       1,167
Other                                               (1,326)      4,338
                                                ----------------------

                                                   (95,047)     13,922
                                                ----------------------

DEFERRED CHARGES AND OTHER ASSETS
Investment in debt and equity securities                 -           -
Other                                                    -       1,808
                                                ----------------------

                                                         -       1,808
                                                ----------------------

INVESTMENTS IN AND ADVANCES TO JOINT
     VENTURES AND SUBSIDIARIES                    (459,261)    503,548
                                                ----------------------

PROPERTY, PLANT AND EQUIPMENT, AT COST                   -      48,707
Less: Accumulated depreciation and depletion             1       3,371
                                                ----------------------

                                                        (1)     45,336
                                                ----------------------
                                                $ (554,309)   $564,614
                                                ======================

                              MCN ENERGY GROUP INC.
                       MCNIC PIPELINE & PROCESSING COMPANY
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                                 (IN THOUSANDS)
                             AS OF DECEMBER 31, 1998
                                   (UNAUDITED)

                                        PIPELINE &         OFFSHORE
                                        PROCESSING         PIPELINE  MICHIGAN   MOBILE BAY                       MCNIC
                                         COMPANY   JONAH   AND PROC. HOLDINGS   PIPELINE   INDIANA   METHANOL    RODEO   EAST COAST
                                         PARENT   PIPELINE COMPANY     INC.     COMPANY   GATHERING  COMPANIES GATHERING  PIPELINE
                                        -------------------------------------------------------------------------------------------
 LIABILITIES AND CAPITALIZATION

 CURRENT LIABILITIES
 Accounts payable                       $ 18,925  $     -  $     4   $    838  $      16  $     82   $     -   $       -  $      -
 Notes payable                           310,929        -        -     40,681     53,704         -         -           -         -
 Federal income, property and other
      taxes payable                         (641)    (159)       -      1,107        111        10      (229)         65         -
 Other                                     2,884        -        -        211        251         -        (1)        706         -
                                        ------------------------------------------------------------------------------------------

                                         332,097     (159)       4     42,837     54,082        92      (230)        771         -
                                        ------------------------------------------------------------------------------------------

 DEFERRED CREDITS AND OTHER LIABILITIES
 Accumulated deferred income taxes       (47,357)     429    1,210      8,191     11,045         -    11,427         167        (3)
 Minority interest                             -        -        -      2,235          -         -         -           -         -
                                        ------------------------------------------------------------------------------------------

                                         (47,357)     429    1,210     10,426     11,045         -    11,427         167        (3)
                                        ------------------------------------------------------------------------------------------

 CAPITALIZATION
 Long-term debt, including capital
      lease obligations                        -        -       79          -          -         -         -           -         -
 Common shareholders' equity             229,079   12,121    7,969     50,049     32,167     1,278    43,055       5,052    24,489
                                        ------------------------------------------------------------------------------------------

                                         229,079   12,121    8,048     50,049     32,167     1,278    43,055       5,052    24,489
                                        ------------------------------------------------------------------------------------------

                                        $513,819  $12,391  $ 9,262   $103,312  $  97,294  $  1,370   $54,252   $   5,990  $ 24,486
                                        ==========================================================================================


                                                                                AMERICAN                      PIPELINE & PIPELINE &
                                                              MCNIC    PSCO2    CENTRAL   MOBILE             PROCESSING  PROCESSING
                                                    MCNIC     VECTOR   PETRO-   EASTERN  BAY PROC COAL FINES  COMPANY     COMPANY
                                       COPANO/KCS MILLENNIUM  COMPANY  SOURCE)   TEXAS   COMPANY    CONSOL  ELIMINATIONS  CONSOL.
                                       --------------------------------------------------------------------------------------------
LIABILITIES AND CAPITALIZATION

CURRENT LIABILITIES
Accounts payable                       $       -  $       -   $     -  $     -  $     -  $     -  $  8,513  $      (155) $   28,223
Notes payable                                  -          -         -        -        -        -         -      (94,385)    310,929
Federal income, property and other
     taxes payable                          (840)         -         -     (222)      80        -       863           (1)        144
Other                                         (1)         -         -        -        -        -         -         (497)      3,553
                                       --------------------------------------------------------------------------------------------

                                            (841)         -         -     (222)      80        -     9,376      (95,038)    342,849
                                       --------------------------------------------------------------------------------------------

DEFERRED CREDITS AND OTHER LIABILITIES
Accumulated deferred income taxes          1,221          -         -      404      574       (4)    2,607            -     (10,089)
Minority interest                              -          -         -        -        -        -        72          390       2,697
                                       --------------------------------------------------------------------------------------------

                                           1,221          -         -      404      574       (4)    2,679          390      (7,392)
                                       --------------------------------------------------------------------------------------------

CAPITALIZATION
Long-term debt, including capital
     lease obligations                         -          -         -        -        -        -         -            -          79
Common shareholders' equity               43,766      2,706     8,068   25,496   65,673   38,745    99,026     (459,661)    229,078
                                       --------------------------------------------------------------------------------------------

                                          43,766      2,706     8,068   25,496   65,673   38,745    99,026     (459,661)    229,157
                                       --------------------------------------------------------------------------------------------

                                       $  44,146  $   2,706   $ 8,068  $25,678  $66,327  $38,741  $111,081  $  (554,309) $  564,614
                                       ============================================================================================

                             MCN ENERGY GROUP INC.
                            COENERGY TRADING COMPANY
                     CONSOLIDATING STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                  (UNAUDITED)

                                                                                            COENERGY
                                                                           COENERGY          SALES &
                                                                            TRADING         COENERGY
                                                                            COMPANY         DEV. CO.           ELIM.
                                                                       --------------------------------------------------------

 OPERATING REVENUES
 Gas sales                                                                   $  792,529          $     -            $    -
 Other                                                                            2,358                -                 -
                                                                       --------------------------------------------------------

                                                                                794,887                -                 -
                                                                       --------------------------------------------------------

 OPERATING EXPENSES
 Cost of gas                                                                    769,219                -                 -
 Operation and maintenance                                                       27,607                -                 -
 Depreciation, depletion and amortization                                         1,229                -                 -
 Property and other taxes                                                           269                -                 -
                                                                       --------------------------------------------------------

                                                                                798,324                -                 -
                                                                       --------------------------------------------------------

 OPERATING INCOME (Loss)                                                         (3,437)               -                 -
                                                                       --------------------------------------------------------

 EQUITY IN EARNINGS (LOSSES) OF JOINT VENTURES AND SUBSIDIARIES                   1,525           (1,825)            1,186
                                                                       --------------------------------------------------------

 OTHER INCOME AND (DEDUCTIONS)
 Interest income                                                                    687                -                 -
 Other interest expense                                                          (5,349)               -                 -
 Other                                                                            6,014                -                 -
                                                                       --------------------------------------------------------

                                                                                  1,352                -                 -
                                                                       --------------------------------------------------------

 INCOME BEFORE INCOME TAXES                                                        (560)          (1,825)            1,186
 INCOME TAX PROVISION (BENEFIT)                                                     256             (639)                -
                                                                       --------------------------------------------------------

 NET INCOME (LOSS)                                                           $     (816)        $ (1,186)          $ 1,186
                                                                       ========================================================


                                                                         COENERGY
                                                                          TRADING
                                                                          CONSOL.
                                                                       -------------

 OPERATING REVENUES
 Gas sales                                                              $   792,529
 Transportation                                                                   -
 Other                                                                        2,358
                                                                       -------------

                                                                            794,887
                                                                       -------------

 OPERATING EXPENSES
 Cost of gas                                                                769,219
 Operation and maintenance                                                   27,607
 Depreciation, depletion and amortization                                     1,229
 Property and other taxes                                                       269
                                                                       -------------

                                                                            798,324
                                                                       -------------

 OPERATING INCOME                                                            (3,437)
                                                                       -------------

 EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES                          886
                                                                       -------------

 OTHER INCOME AND (DEDUCTIONS)
 Interest income                                                                687
 Other interest expense                                                      (5,349)
 Other                                                                        6,014
                                                                       -------------

                                                                              1,352
                                                                       -------------

 INCOME BEFORE INCOME TAXES                                                  (1,199)
 INCOME TAX PROVISION (BENEFIT)                                                (383)
                                                                       -------------

 NET INCOME (LOSS)                                                      $      (816)
                                                                       =============

                             MCN ENERGY GROUP INC.
                           COENERGY TRADING COMPANIES
                 CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                                 (IN THOUSANDS)
                            AS OF DECEMBER 31, 1998
                                  (UNAUDITED)


                                                                                            COENERGY
                                                                           COENERGY          SALES &
                                                                            TRADING         COENERGY
                                                                            COMPANY         DEV. CO.           ELIM.
                                                                       --------------------------------------------------------

 ASSETS
 CURRENT ASSETS
 Cash and temporary cash investments
      at cost (which approximates market value)                               $   4,068          $     -          $      -
 Accounts receivable, net                                                       137,788                -                 -
 Gas in inventory                                                                91,144                -                 -
 Other                                                                          (12,461)               -                 -
                                                                       --------------------------------------------------------

                                                                                220,539                -                 -
                                                                       --------------------------------------------------------

 DEFERRED CHARGES AND OTHER ASSETS
 Deferred income taxes                                                                -                -                 -
 Investments in debt and equity services                                             42                -                 -
 Deferred swap losses and receivables                                            51,023                -                 -
 Other                                                                           12,736                -                 -
                                                                       --------------------------------------------------------

                                                                                 63,801                -                 -
                                                                       --------------------------------------------------------

 INVESTMENTS IN AND ADVANCES TO JOINT
      VENTURES AND SUBSIDIARIES                                                   2,964            4,835            (5,474)
                                                                       --------------------------------------------------------

 PROPERTY, PLANT AND EQUIPMENT, AT COST                                           3,781                -                 -
 Less: Accumulated depreciation and depletion                                    (1,454)               -                 -
                                                                       --------------------------------------------------------

                                                                                  2,327                -                 -
                                                                       --------------------------------------------------------

                                                                              $ 289,631          $ 4,835          $ (5,474)
                                                                       ========================================================


                                                                       COENERGY
                                                                        TRADING
                                                                        COMPANY
                                                                        CONSOL.
                                                                       -------------

 ASSETS
 CURRENT ASSETS
 Cash and temporary cash investments
      at cost (which approximates market value)                           $   4,068
 Accounts receivable, net                                                   137,788
 Gas in inventory                                                            91,144
 Other                                                                      (12,461)
                                                                       -------------

                                                                            220,539
                                                                       -------------

 DEFERRED CHARGES AND OTHER ASSETS
 Deferred income taxes                                                            -
 Investments in debt and equity services                                         42
 Deferred swap losses and receivables                                        51,023
 Other                                                                       12,736
                                                                       -------------

                                                                             63,801
                                                                       -------------

 INVESTMENTS IN AND ADVANCES TO JOINT
      VENTURES AND SUBSIDIARIES                                               2,325
                                                                       -------------

 PROPERTY, PLANT AND EQUIPMENT, AT COST                                       3,781
 Less: Accumulated depreciation and depletion                                (1,454)
                                                                       -------------

                                                                              2,327
                                                                       -------------

                                                                          $ 288,992
                                                                       =============

                             MCN ENERGY GROUP INC.
                            COENERGY TRADING COMPANY
                 CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                                 (IN THOUSANDS)
                            AS OF DECEMBER 31, 1998
                                  (UNAUDITED)

                                                                              COENERGY                          COENERGY
                                                           COENERGY            SALES &                           TRADING
                                                            TRADING           COENERGY                           COMPANY
                                                            COMPANY            DEV. CO.           ELIM.           CONSOL.
                                                     ---------------------------------------------------------------------

 LIABILITIES AND CAPITALIZATION

 CURRENT LIABILITIES
 Accounts payable                                           $ 100,415          $     -          $      -        $ 100,415
 Notes payable                                                 56,606                -                 -           56,606
 Federal income, property and other taxes
      payable                                                   1,681             (224)                -            1,457
 Other                                                            461                -                 -              461
                                                     ---------------------------------------------------------------------

                                                              159,163             (224)                -          158,939
                                                     ---------------------------------------------------------------------

 DEFERRED CREDITS AND OTHER LIABILITIES
 Deferred income taxes                                          1,069             (415)                -              654
 Deferred swap gains and payables                              62,956                -                 -           62,956
 Other                                                          4,921                -                 -            4,921
                                                     ---------------------------------------------------------------------

                                                               68,946             (415)                -           68,531
                                                     ---------------------------------------------------------------------

 CAPITALIZATION
 Common shareholders' equity                                   61,522            5,474            (5,474)          61,522
                                                     ---------------------------------------------------------------------

                                                               61,522            5,474            (5,474)          61,522
                                                     ---------------------------------------------------------------------

                                                            $ 289,631          $ 4,835          $ (5,474)       $ 288,992
                                                     =====================================================================






                             MCN ENERGY GROUP INC.
                            MCNIC OIL & GAS COMPANY
                         (DISCONTINUED E&P OPERATIONS)
                     CONSOLIDATING STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                  (UNAUDITED)


                                                           MCNIC                             GREEN      GREEN               MCNIC
                                                         OIL & GAS    ELMIRA     WARNER      RIVER       OAK   GEOTREND   ENHANCED
                                                         ---------------------------------------------------------------------------
 OPERATING REVENUES
 Gas and oil sales                                        $ 17,385   $ 19,268   $ 13,776    $ 1,734      $  -  $ 13,779   $  5,030
 Transportation                                                  -          -          -          -         -         -          -
 Other                                                         624        318          -          -        (2)       49         (6)
                                                         -------------------------------------------------------------------------

                                                            18,009     19,586     13,776      1,734        (2)   13,828      5,024
                                                         -------------------------------------------------------------------------

 OPERATING EXPENSES
 Operation and maintenance                                  14,298      6,770      8,129        845        49     4,368      3,145
 Depreciation, depletion and amortization                   (2,714)     6,682      4,667        597         -     4,529      2,600
 Property and other taxes                                      461      1,042      1,109         26      (102)    1,019        334
 Property write-downs                                      416,977          -          -          -         -         -          -
                                                         -------------------------------------------------------------------------

                                                           429,022     14,494     13,905      1,468       (53)    9,916      6,079
                                                         -------------------------------------------------------------------------

 OPERATING INCOME                                          411,013)     5,092       (129)       266        51     3,912     (1,055)
                                                         -------------------------------------------------------------------------

 EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES       3,898          -          -          -         -         -          -
                                                         -------------------------------------------------------------------------

 OTHER INCOME AND (DEDUCTIONS)
 Interest income                                            35,207          -          -          -         -         -         47
 Interest on long-term debt                                (20,109)       129        153          -         -       719      1,094
 Other interest expense                                    (37,124)         -       (191)         -         -       (12)    (2,411)
 Investment losses                                               -          -          -          -         -         -          -
 Other                                                         (43)         -          -          -         -         -          -
                                                         -------------------------------------------------------------------------

                                                           (22,069)       129        (38)         -         -       707     (1,270)
                                                         ------------------------------------------------------------------------

 INCOME (LOSS) FROM CONTINUING OPS. BEFORE  INCOME TAXES  (429,184)     5,221       (167)       266        51     4,619     (2,325)
 INCOME TAX PROVISION (BENEFIT)                           (156,393)      (266)     2,050        393       (18)   (1,439)     1,024
                                                         -------------------------------------------------------------------------

 NET INCOME (LOSS)                                       $(272,791)   $ 4,955    $ 1,883      $ 659      $ 33  $  3,180   $ (1,301)
                                                         =========================================================================


                                                               MOG     MOG REID     MCNIC      MCNIC
                                                            PROPERTIES PROPERTIES WEST COAST MIDCONTIN
                                                         ---------------------------------------------
 OPERATING REVENUES
 Gas and oil sales                                           $ 57,487   $ 37,688   $ 14,685   $ 18,809
 Transportation                                                     -          -          -          -
 Other                                                          3,635        649        861      1,333
                                                           ---------------------------------------------

                                                               61,122     38,337     15,546     20,142
                                                           ---------------------------------------------

 OPERATING EXPENSES
 Operation and maintenance                                     11,175     21,226     10,530      6,930
 Depreciation, depletion and amortization                      31,846     12,243      3,339     16,787
 Property and other taxes                                       3,606      1,187          -      1,359
 Property write-downs                                               -          -          -          -
                                                           ---------------------------------------------

                                                               46,627     34,656     13,869     25,076
                                                           ---------------------------------------------

 OPERATING INCOME                                              14,495      3,681      1,677     (4,934)
                                                           ---------------------------------------------

 EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES              -          -          -          -
                                                           ---------------------------------------------

 OTHER INCOME AND (DEDUCTIONS)
 Interest income                                                  247          -          -          6
 Interest on long-term debt                                     7,421          -     (3,576)       492
 Other interest expense                                       (22,746)    (4,551)         -     (5,031)
 Investment losses                                                  -          -          -          -
 Other                                                              -          -        609          -
                                                           ---------------------------------------------

                                                              (15,078)    (4,551)    (2,967)    (4,533)
                                                           ---------------------------------------------
 INCOME (LOSS) FROM CONTINUING OPS. BEFORE INCOME TAXES
 INCOME TAX PROVISION (BENEFIT)                                  (583)      (870)    (1,290)    (9,467)
                                                                  978      5,455        703      3,805
                                                           ---------------------------------------------
 NET INCOME (LOSS)
                                                                $ 395    $ 4,585     $ (587)  $ (5,662)
                                                           =============================================




















                                                                                         CONSOLIDATED
                                                            PAGEANT     MCNIC                MCNIC
                                                             CORP     CANADIAN ELIMINATIONS OIL & GAS
                                                           ------------------------------------------

 OPERATING REVENUES
 Gas and oil sales                                          $      -      $ -   $    624     $ 200,265
 Transportation                                                    -        -          -             -
 Other                                                             -        -       (624)        6,837
                                                           -------------------------------------------

                                                                   -        -          -       207,102
                                                           -------------------------------------------

 OPERATING EXPENSES
 Cost of gas                                                       -        -          -             -
 Operation and maintenance                                         -        -        (11)       87,454
 Depreciation, depletion and amortization                          -        -          -        80,576
 Property and other taxes                                          -        -          9        10,050
 Property write-downs                                              -        -          -       416,977
                                                           -------------------------------------------

                                                                   -        -         (2)      595,057
                                                           -------------------------------------------

 OPERATING INCOME                                                  -        -          2      (387,955)
                                                           -------------------------------------------

 EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES             -        -     (3,898)            -
                                                           -------------------------------------------

 OTHER INCOME AND (DEDUCTIONS)
 Interest income                                                   -        -    (35,081)          426
 Interest on long-term debt                                        -        -          -       (13,677)
 Other interest expense                                         (399)       -     35,084       (37,381)
 Investment losses                                                 -        -          -        (6,135)
 Other                                                        (6,135)       -          -           566
                                                           -------------------------------------------

                                                              (6,534)       -          3       (56,201)
                                                           -------------------------------------------
 INCOME (LOSS) FROM CONTINUING OPS. BEFORE INCOME TAXES
 INCOME TAX PROVISION (BENEFIT)                               (6,534)       -     (3,893)     (444,156)
                                                               2,287        -          -      (171,365)
                                                           -------------------------------------------
 NET INCOME (LOSS)
                                                            $ (4,247)     $ -   $ (3,893)    $(272,791)
                                                           ===========================================

                              MCN ENERGY GROUP INC.
                             MCNIC OIL & GAS COMPANY
                          (DISCONTINUED E&P OPERATIONS)
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                                 (IN THOUSANDS)
                             AS OF DECEMBER 31, 1998
                                   (UNAUDITED)


                                                MCNIC                            GREEN      GREEN                MCNIC       MOG
                                              OIL & GAS   ELMIRA     WARNER      RIVER       OAK     GEOTREND  ENHANCED   PROPERTIES
                                             ---------------------------------------------------------------------------------------

 ASSETS
 CURRENT ASSETS
 Cash and temporary cash investments
      at cost (which approximates market
      value)                                  $ 589,772  $       -  $       -   $      -    $     -  $      -   $  1,085   $    156
 Accounts receivable                              9,216      3,260      1,825        326          9     3,568      1,673     35,175
 Other                                            3,444          -        203          -          -        21         50         13
                                             ---------------------------------------------------------------------------------------

                                                602,432      3,260      2,028        326          9     3,589      2,808     35,344
                                             ---------------------------------------------------------------------------------------

 DEFERRED CHARGES AND OTHER ASSETS
 Other                                              402     14,593     16,385      4,244        123     6,634      1,720      4,434
                                             ---------------------------------------------------------------------------------------

                                                    402     14,593     16,385      4,244        123     6,634      1,720      4,434
                                             ---------------------------------------------------------------------------------------

 INVESTMENTS IN AND ADVANCES TO JOINT
      VENTURES AND SUBSIDIARIES                 567,393          -          -          -          -         -          -          4
                                             ---------------------------------------------------------------------------------------

 PROPERTY, PLANT AND EQUIPMENT, AT COST        (326,611)   118,959    127,684     25,524      3,763    94,664     65,973    604,358
 Less: Accumulated depreciation and
      depletion                                 (31,414)    26,800     19,941      4,078      1,353    11,302      6,357     83,476
                                             ---------------------------------------------------------------------------------------

                                               (295,197)    92,159    107,743     21,446      2,410    83,362     59,616    520,882
                                             ---------------------------------------------------------------------------------------

                                              $ 875,030  $ 110,012  $ 126,156   $ 26,016    $ 2,542  $ 93,585   $ 64,144  $ 560,664
                                             =======================================================================================



                                                                                                             CONSOLIDATED
                                              MOG REID     MCNIC      MCNIC     PAGEANT     MCNIC                 MCNIC
                                              PROPERTIES WEST COAST MIDCONTIN    CORP     CANADIAN     ELIM.    OIL & GAS
                                             -----------------------------------------------------------------------------

 ASSETS
 CURRENT ASSETS
 Cash and temporary cash investments
      at cost (which approximates market
      value)                                  $       -    $     -  $   1,047    $     1  $     - $  (561,568) $   30,493
 Accounts receivable                              9,639        603      5,550        (37)   1,320        (328)     71,799
 Other                                                -          -         66          -        -      (3,061)        736
                                             -----------------------------------------------------------------------------

                                                  9,639        603      6,663        (36)   1,320    (564,957)    103,028
                                             -----------------------------------------------------------------------------

 DEFERRED CHARGES AND OTHER ASSETS
 Other                                           16,983       (581)     1,764      5,917       (1)          1      72,618
                                             -----------------------------------------------------------------------------

                                                 16,983       (581)     1,764      5,917       (1)          1      72,618
                                             -----------------------------------------------------------------------------

 INVESTMENTS IN AND ADVANCES TO JOINT
      VENTURES AND SUBSIDIARIES                       -          -          -          -        -    (567,394)          3
                                             -----------------------------------------------------------------------------

 PROPERTY, PLANT AND EQUIPMENT, AT COST         117,529      2,485    205,719          -        -           -   1,040,047
 Less: Accumulated depreciation and
      depletion                                  26,877          -     76,025          -        -           -     224,795
                                             -----------------------------------------------------------------------------

                                                 90,652      2,485    129,694          -        -           -     815,252
                                             -----------------------------------------------------------------------------

                                              $ 117,274    $ 2,507  $ 138,121    $ 5,881  $ 1,319 $(1,132,350) $  990,901
                                             =============================================================================

                              MCN ENERGY GROUP INC.
                             MCNIC OIL & GAS COMPANY
                          (DISCONTINUED E&P OPERATIONS)
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                                 (IN THOUSANDS)
                             AS OF DECEMBER 31, 1998
                                   (UNAUDITED)


                                                MCNIC                            GREEN     GREEN                 MCNIC       MOG
                                              OIL & GAS   ELMIRA     WARNER      RIVER      OAK     GEOTREND   ENHANCED   PROPERTIES
                                             ---------------------------------------------------------------------------------------

 LIABILITIES AND CAPITALIZATION
 CURRENT LIABILITIES
Accounts payable                              $  71,571      $ 967      $ 762       $ 47       $ -      $ 666    $ 1,615   $ (1,507)
 Notes payable                                  369,036          -          -          -         -          -     38,589    343,365
 Current portion of long-term debt and
      capital lease
      obligations                                    71          -      1,226          -         -         74          -         62
 Federal income, property and other taxes
      payable                                    (5,483)       914      1,267         82       (65)       532     (1,442)     3,729
 Other                                            2,929          1         (1)         -         -          -        362      1,775
                                             ---------------------------------------------------------------------------------------

                                                438,124      1,882      3,254        129       (65)     1,272     39,124    347,424
                                             ---------------------------------------------------------------------------------------

 DEFERRED CREDITS AND OTHER LIABILITIES
 Accumulated deferred income taxes             (119,537)    10,288      6,309      2,579       637     (1,273)     4,747     49,533
 Other                                            2,670          -        568          -         -         44          -        148
                                             ---------------------------------------------------------------------------------------

                                               (116,867)    10,288      6,877      2,579       637     (1,229)     4,747     49,681
                                             ---------------------------------------------------------------------------------------

 CAPITALIZATION
 Long-term debt, including capital lease
      obligations                                     -          -          -          -         -          -          -          -
 Common shareholders' equity                    553,773     97,843    116,025     23,308     1,970     93,542     20,273    163,559
                                             ---------------------------------------------------------------------------------------

                                                553,773     97,843    116,025     23,308     1,970     93,542     20,273    163,559
                                             ---------------------------------------------------------------------------------------
                                              $ 875,030   $110,013   $126,156    $26,016    $2,542    $93,585    $64,144   $560,664
                                             =======================================================================================


                                                                                                              CONSOLIDATED
                                              MOG REID     MCNIC     MCNIC     PAGEANT     MCNIC                  MCNIC
                                              PROPERTIES WEST COAST MIDCONTIN   CORP     CANADIAN  ELIMINATION  OIL & GAS
                                             ----------------------------------------------------------------------------

 LIABILITIES AND CAPITALIZATION
 CURRENT LIABILITIES
 Accounts payable                               $ 4,886     $    -   $ 8,222     $   50     $    -     $    (328)  $ 86,951
 Notes payable                                   93,441          -    79,443      6,529          -      (561,567)   368,836
 Current portion of long-term debt and
      capital lease obligations                       -          -         -          -          -             -      1,433
 Federal income, property and other taxes
      payable                                     5,135      1,540        76        (40)        54             2      6,301
 Other                                              459          -       413         35          -        (3,065)     2,908
                                             -------------------------------------------------------------------------------

                                                103,921      1,540    88,154      6,574         54      (564,958)   466,429
                                             -------------------------------------------------------------------------------

 DEFERRED CREDITS AND OTHER LIABILITIES
 Accumulated deferred income taxes                1,895       (739)   16,690          1          -            (2)   (28,872)
 Other                                                -          -         -          -          -          (930)     2,500
                                             -------------------------------------------------------------------------------

                                                  1,895       (739)   16,690          1          -          (932)   (26,372)
                                             -------------------------------------------------------------------------------

 CAPITALIZATION
 Long-term debt, including capital lease
      obligations                                     -          -         -          -          -           929        929
 Common shareholders' equity                     11,458      1,706    33,277       (693)     1,265      (567,391)   549,915
                                             -------------------------------------------------------------------------------

                                                 11,458      1,706    33,277       (693)     1,265      (566,462)   550,844
                                             -------------------------------------------------------------------------------
                                              $ 117,274     $2,507   $138,121    $ 5,881    $1,319   $(1,132,350)  $990,901
                                             ===============================================================================

                             MCN ENERGY GROUP INC.
                              FINANCING COMPANIES
                     CONSOLIDATING STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                  (UNAUDITED)


                                                                   MCN              MCN              MCN               MCN
                                                                MICHIGAN          FIN. I           FIN. II          FIN. III
                                                            ----------------------------------------------------------------
 OPERATING REVENUES
 Gas sales                                                    $    -          $     -           $     -          $     -
 Transportation                                                    -                -                 -                -
 Other                                                             -                -                 -                -
                                                            ----------------------------------------------------------------

                                                                   -                -                 -                -
                                                            ----------------------------------------------------------------

 OPERATING EXPENSES
 Cost of gas                                                       -                -                 -                -
 Operation and maintenance                                         1                -                 -                -
 Depreciation, depletion and amortization                          -                -                 -                -
 Property and other taxes                                          -                -                 -                -
                                                            ----------------------------------------------------------------

                                                                   1                -                 -                -
                                                            ----------------------------------------------------------------

 OPERATING INCOME (LOSS)                                          (1)               -                 -                -
                                                            ----------------------------------------------------------------

 EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES             -                -                 -                -
                                                            ----------------------------------------------------------------

 OTHER INCOME AND (DEDUCTIONS)
 Interest income                                               9,478            7,113             1,062            9,885
 Interest on long-term debt                                        -                -                 -                -
 Other interest expense                                            -                -                 -                -
 Gains related to DIGP                                             -                -                 -                -
 Other                                                             -                -                 -                -
                                                            ----------------------------------------------------------------

                                                               9,478            7,113             1,062            9,885
                                                            ----------------------------------------------------------------

 NET INCOME                                                    9,477            7,113             1,062            9,885
                                                            ================================================================




                                                                                              FINANCING
                                                              MCN              MCN            COMPANIES
                                                            FIN. V           FIN. VI          CONSOL.
                                                            -------------------------------------------
 OPERATING REVENUES
 Gas sales                                                  $     -           $     -         $      -
 Transportation                                                   -                 -                -
 Other                                                            -                 -                -
                                                            -------------------------------------------

                                                                  -                 -                -
                                                            -------------------------------------------

 OPERATING EXPENSES
 Cost of gas                                                      -                 -                -
 Operation and maintenance                                        -                 -                1
 Depreciation, depletion and amortization                         -                 -                -
 Property and other taxes                                         -                 -                -
                                                            -------------------------------------------

                                                                  -                 -                1
                                                            -------------------------------------------

 OPERATING INCOME (LOSS)                                          -                 -               (1)
                                                            -------------------------------------------

 EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES            -                 -                -
                                                            -------------------------------------------

 OTHER INCOME AND (DEDUCTIONS)
 Interest income                                              2,708             7,062           37,308
 Interest on long-term debt                                       -                 -                -
 Other interest expense                                           -                 -                -
 Gains related to DIGP                                            -                 -                -
 Other                                                            -                 -                -
                                                            -------------------------------------------

                                                              2,708             7,062           37,308
                                                            -------------------------------------------

 NET INCOME                                                   2,708             7,062           37,307
                                                            ===========================================


                             MCN ENERGY GROUP INC.
                              FINANCING COMPANIES
                 CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                                 (IN THOUSANDS)
                            AS OF DECEMBER 31, 1998
                                  (UNAUDITED)


                                                                               MCN              MCN              MCN
                                                                           MICHIGAN          FIN. I           FIN. II
                                                                       -----------------------------------------------------

 ASSETS
 CURRENT ASSETS
 Cash and temporary cash investments
      at cost (which approximates market value)                         $             -    $           -     $           -
 Accounts receivable                                                                  -                -                 -
 Property taxes assessed applicable to
      future periods                                                                  -                -                 -
 Interest receivable                                                                  -                -             1,062
                                                                       -----------------------------------------------------

                                                                                      -                -             1,062
                                                                       -----------------------------------------------------

 DEFERRED CHARGES AND OTHER ASSETS
 Notes receivable - affiliate                                                   101,100           82,474           103,093
                                                                       -----------------------------------------------------

                                                                                101,100           82,474           103,093
                                                                       -----------------------------------------------------

 INVESTMENTS IN AND ADVANCES TO JOINT
      VENTURES AND SUBSIDIARIES                                                       -                -                 -
                                                                       -----------------------------------------------------

 PROPERTY, PLANT AND EQUIPMENT, AT COST                                               -                -                 -
 Less: Accumulated depreciation and depletion                                         -                -                 -
                                                                       -----------------------------------------------------

                                                                                      -                -                 -
                                                                       -----------------------------------------------------

                                                                        $       101,100    $      82,474     $     104,155
                                                                       =====================================================




                                                                                                      CONSOLIDATED
                                                                            MCN              MCN          FINANCING
                                                                        FIN. III          FIN. VI         COMPANIES
                                                                       -------------------------------------------------

 ASSETS

 CURRENT ASSETS
 Cash and temporary cash investments
      at cost (which approximates market value)                         $          -       $        -        $        -
 Accounts receivable                                                               -                -                 -
 Property taxes assessed applicable to
      future periods                                                               -                -                 -
 Interest receivable                                                               -              589             1,651
                                                                       -------------------------------------------------

                                                                                   -              589             1,651
                                                                       -------------------------------------------------

 DEFERRED CHARGES AND OTHER ASSETS
 Notes receivable - affiliate                                                136,340          103,093           526,100
                                                                       -------------------------------------------------

                                                                             136,340          103,093           526,100
                                                                       -------------------------------------------------

 INVESTMENTS IN AND ADVANCES TO JOINT
      VENTURES AND SUBSIDIARIES                                                    -                -                 -
                                                                       -------------------------------------------------

 PROPERTY, PLANT AND EQUIPMENT, AT COST                                            -                -                 -
 Less: Accumulated depreciation and depletion                                      -                -                 -
                                                                       -------------------------------------------------

                                                                                   -                -                 -
                                                                       -------------------------------------------------

                                                                        $    136,340       $  103,682        $  527,751
                                                                       =================================================

                             MCN ENERGY GROUP INC.
                              FINANCING COMPANIES
                 CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                                 (IN THOUSANDS)
                            AS OF DECEMBER 31, 1998
                                  (UNAUDITED)

                                                                                 MCN               MCN              MCN
                                                                               MICHIGAN          FIN. I           FIN. II
                                                                       ------------------------------------------------------
 LIABILITIES AND CAPITALIZATION

 CURRENT LIABILITIES
 Accounts payable                                                            $        -       $        -        $        -
 Notes payable                                                                        -                -                 -
 Current portion of long-term debt and capital lease
      obligations                                                                     -                -                 -
 Federal income, property and other taxes
      payable                                                                         -                -                 -
 Dividends payable                                                                    -                -             1,062
                                                                       ------------------------------------------------------

                                                                                      -                -             1,062
                                                                       ------------------------------------------------------

 DEFERRED CREDITS AND OTHER LIABILITIES

 CAPITALIZATION
 Preferred securities                                                            96,819           77,068           100,000
 Common shareholders' equity                                                      4,281            5,406             3,093
                                                                       ------------------------------------------------------

                                                                             $  101,100       $   82,474        $  103,093
                                                                       ------------------------------------------------------
                                                                             $  101,100       $   82,474        $  104,155
                                                                       ======================================================



                                                                                                             CONSOLIDATED
                                                                                MCN              MCN           FINANCING
                                                                             FIN. III          FIN. VI         COMPANIES
                                                                        --------------------------------------------------
 LIABILITIES AND CAPITALIZATION

 CURRENT LIABILITIES
 Accounts payable                                                            $       -        $       -         $       -
 Notes payable                                                                       -                -                 -
 Current portion of long-term debt and capital lease
      obligations                                                                    -                -                 -
 Federal income, property and other taxes
      payable                                                                        -                -                 -
 Dividends payable                                                                   -              589             1,651
                                                                        --------------------------------------------------

                                                                                     -              589             1,651
                                                                        --------------------------------------------------

 DEFERRED CREDITS AND OTHER LIABILITIES

 CAPITALIZATION
 Preferred securities                                                          132,250           99,397           505,534
 Common shareholders' equity                                                     4,090            3,696            20,566
                                                                        --------------------------------------------------

                                                                             $ 136,340        $ 103,093         $  526,100
                                                                        --------------------------------------------------
                                                                             $ 136,340        $ 103,682         $  527,751
                                                                        ==================================================

